Registration No.  333-57417
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 1 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 259

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check  box  if it is proposed that this filing  will  become effective on July 15, 1998 at 2:00 p.m. pursuant to Rule
     487.
                ________________________________


                             FT 259

                      Cross-Reference Sheet

         (Form N-8B-2 Items required by Instructions as to the Prospectus in Form S-6)

 Form N-8B-2 Item Number              Form S-6 Heading in Prospectus


            I.  ORGANIZATION AND GENERAL INFORMATION

1.   (a)  Name of trust                    Prospectus front cover
     (b)  Title of securities issued       Summary of Essential
                                           Information

2.   Name and address of each depositor    Information as to
                                           Sponsor, Trustee and
                                           Evaluator

3.   Name and address of trustee           Information as to
                                           Sponsor, Trustee and
                                           Evaluator

4.   Name and address of principal         Information as to
     underwriters                          Sponsor, Trustee and
                                           Evaluator

5.   State of organization of trust        The FT Series

6.   Execution and termination of          Other Information
     trust agreement

7.   Changes of name                          *

8.   Fiscal year                              *

9.   Litigation                               *


II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

10.  (a)  Registered or bearer             Public Offering
          securities

     (b)  Cumulative or distributive       The FT Series
          securities

     (c)  Redemption                       Rights of Unitholders

     (d)  Conversion, transfer, etc.       Rights of Unitholders

     (e)  Periodic payment plan               *

     (f)  Voting rights                    Rights of Unitholders

     (g)  Notice of certificateholders     Other Information

     (h)  Consents required                Rights of Unitholders;
                                           Other Information

     (i)  Other provisions                 The FT Series

11.  Types of securities comprising        The FT Series
     units                                 Schedule of
                                           Investments

12.  Certain information regarding
     periodic payment certificates            *

13.  (a)  Load, fees, expenses, etc.       Summary of Essential
                                           Information; Public
                                           Offering; The FT
                                           Series
     (b)  Certain information regarding
          periodic payment certificates       *

     (c)  Certain percentages              Summary of Essential
                                           Information; The FT
                                           Series; Public
                                           Offering

     (d)  Certain other fees, etc.
          payable  by holders              Rights of Units
                                           Holders

     (e)  Certain profits receivable
          by depositor, principal,
          underwriters, trustee or         The FT Series
          affiliated persons

     (f)  Ratio of annual charges             *
          to income

14.  Issuance of trust's securities        Rights of Unit Holders

15.  Receipt and handling of payments
     from purchasers                          *

16.  Acquisition and disposition of
     underlying securities                 The FT Series; Rights
                                           of Unit Holders;

17.  Withdrawal or redemption              The FT Series; Public
                                           Offering; Rights of
                                           Unit Holders

18.  (a)  Receipt, custody and             Rights of Unit Holders
          disposition  of income

     (b)  Reinvestment of distributions    Rights of Unit Holders

     (c)  Reserves or special funds        Information as to
                                           Sponsor, Trustee and
                                           Evaluator

     (d)  Schedule of distributions           *

19.  Records, accounts and reports         Rights of Unit Holders

20.  Certain miscellaneous provisions
     of trust agreement

     (a)  Amendment                        Other Information

     (b)  Termination                      Other Information

     (c)  and (d) Trustee, removal         Information as
          and successor                    to Sponsor, Trustee
                                           and Evaluator

     (e)  and (f) Depositor, removal       Information as
          and successor                    to Sponsor, Trustee
                                           and Evaluator

21.  Loans to security holders                *

22.  Limitations on liability              The FT Series;
                                            Information as to
                                           Sponsor, Trustee
                                           and Evaluator

23.  Bonding arrangements                  Contents of
                                           Registration
                                           Statement

24.  Other material provisions             *
     of trust agreement


III.  ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

25.  Organization of depositor             Information as to
                                           Sponsor, Trustee and
                                           Evaluator

26.  Fees received by depositor               *

27.  Business of depositor                 Information as to
                                           Sponsor, Trustee and
                                           Evaluator

28.  Certain information as to
     officials and affiliated                 *
     persons of depositor

29.  Voting securities of depositor           *

30.  Persons controlling depositor            *

31.  Payment by depositor for certain
     services rendered to trust               *

32.  Payment by depositor for certain
     other services rendered to trust         *

33.  Remuneration of employees of
     depositor for certain services
     rendered to trust                        *

34.  Remuneration of other persons
     for certain services rendered            *
     to trust


                IV.  DISTRIBUTION AND REDEMPTION

35.  Distribution of trust's               Public Offering
     securities by states

36.  Suspension of sales of trust's
     securities                               *

37.  Revocation of authority to               *
     distribute

38.  (a)  Method of distribution           Public Offering

     (b)  Underwriting agreements          Public Offering

     (c)  Selling agreements               Public Offering

39.  (a)  Organization of principal        Information as
          underwriters                     to Sponsor, Trustee
                                           and Evaluator

     (b)  N.A.S.D. membership of
          principal underwriters           Information as to
                                           Sponsor, Trustee and
                                           Evaluator


40.  Certain fees received by              See Items 13(a) and
     principal underwriters                13(e)

41.  (a)  Business of principal            Information as to
          underwriters                     Sponsor, Trustee and
                                           Evaluator

     (b)  Branch offices of
          principal underwriters              *

     (c)  Salesmen of principal               *
          underwriters

42.  Ownership of trust's securities
     by certain persons                       *

43.  Certain brokerage commissions
     received by principal                    *
     underwriters

44.  (a)  Method of valuation              Summary of Essential
                                           Information; The FT
                                           Series, Public
                                           Offering

     (b)  Schedule as to offering             *
          price

     (c)  Variation in offering            Public Offering
          price to certain persons

45.  Suspension of redemption rights          *

46.  (a)  Redemption valuation             Rights of Unit Holders

     (b)  Schedule as to redemption           *
          price

47.  Maintenance of position in            Public Offering;
     underlying securities                 Rights
                                           of Unit Holders


       V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48.  Organization and regulation of        Information as
     trustee                               to Sponsor, Trustee
                                           and Evaluator

49.  Fees and expenses of trustee          The FT Series

50.  Trustee's lien                        The FT Series


     VI.  INFORMATION CONCERNING THE INSURANCE OF HOLDERS OF
                           SECURITIES

51.  Insurance of holders of
     trust's securities                       *


                   VII.  POLICY OF REGISTRANT

52.  (a)  Provisions of trust              The FT Series;
          agreement with respect to        Rights of Unit Holders
          selection or elimination of
          underlying securities


     (b)  Transactions involving
          elimination of underlying           *
          securities

     (c)  Policy regarding substitution    The FT Series;
          or elimination of underlying     Rights of Unit Holders
          securities


     (d)  Fundamental policy not
          otherwise covered                   *

53.  Tax status of Trust                   The FT Series


          VIII.  FINANCIAL AND STATISTICAL INFORMATION

54.  Trust's securities during                *
     last ten years

55.

56.

57.  Certain information regarding
      periodic payment certificates           *

58.

59.  Financial statements                  Report of Independent
     (Instruction 1(c) to Form S-6)        Auditors
                                           Statement of Net
                                           Assets





* Inapplicable, answer negative or not required.


                Business Services Growth Trust, Series 2
                      Energy Growth Trust, Series 4
                Financial Services Growth Trust, Series 5
                  Market Leaders Growth Trust, Series 3
                  Pharmaceutical Growth Trust, Series 5
                    Technology Growth Trust, Series 8

The Trusts. FT 259 consists of the underlying separate unit investment trusts set forth above. The various trusts are sometimes collectively referred to herein as the "Trusts" and individually as a "Trust."

The objective of each Trust is to provide for potential capital appreciation by investing the Trust's portfolio in common stocks (the "Equity Securities") of companies represented by each Trust's specific sector or investment focus. See "Schedule of Investments" for each Trust. Each Trust has a mandatory termination date ("Mandatory Termination Date" or "Trust Ending Date") as set forth under "Summary of Essential Information" for each Trust. There is, of course, no guarantee that the objective of the Trusts will be achieved.

Each Unit of a Trust represents an undivided fractional interest in all the Equity Securities deposited in such Trust. The Equity Securities deposited in each Trust's portfolio have no fixed maturity date and the value of these underlying Equity Securities will fluctuate with changes in the values of stocks in general. See "Portfolio."

The Sponsor may, from time to time during a period of up to approximately 360 days after the Initial Date of Deposit, deposit additional Equity Securities or cash (including a letter of credit) with instructions to purchase additional Equity Securities in the Trusts. Such deposits of additional Equity Securities will be done in such a manner that the original proportionate relationship amongst the individual issues of the Equity Securities in each Trust shall be maintained. Any deposit by the Sponsor of additional Equity Securities, or the purchase of additional Equity Securities pursuant to a cash deposit, will duplicate, as nearly as is practicable, the original proportionate relationship established on the Initial Date of Deposit, and not the actual proportionate relationship on the subsequent date of deposit, since the two may differ. Any such difference may be due to the sale, redemption or liquidation of any Equity Securities deposited in the Trusts on the Initial, or any subsequent, Date of Deposit. See "What is the FT Series?" and "Rights of Unit Holders-How May Equity Securities be Removed from a Trust?"

Public Offering Price. The Public Offering Price per Unit of each Trust during the initial offering period is equal to the aggregate underlying value of the Equity Securities in such Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of such Trust, plus an initial sales charge equal to the difference between the maximum sales charge of 4.5% of the Public Offering

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   First Trust (registered trademark)
                           1-800-621-9533


              The date of this Prospectus is July 15, 1998

Price and the maximum remaining deferred sales charge, initially
$.35 per Unit. Commencing on February 19, 1999, and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through June 18, 1999, a deferred sales charge of $.07 will be assessed per Unit per month. Units purchased subsequent to the initial deferred sales charge payment but still during the initial offering period will be subject to the initial sales charge and the remaining deferred sales charge payments not yet collected. The deferred sales charge will be paid from funds in the Income and/or Capital Accounts, if sufficient, or from the periodic sale of Equity Securities. The total maximum sales charge assessed to Unit holders on a per Unit basis will be 4.5% of the Public Offering Price (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge). A pro rata share of accumulated dividends, if any, in the Income Account of a Trust is included in the Public Offering Price. In addition, a portion of the Public Offering Price on Units purchased prior to the earlier of six months after the Initial Date of Deposit or the end of the initial offering period also consists of Equity Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trusts. The organizational and offering costs will be deducted from the assets of each Trust as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. Upon completion of the deferred sales charge period, the secondary market Public Offering Price per Unit for a Trust will not include deferred payments, but will instead include only a one-time initial sales charge of 4.5% of the Public Offering Price (equivalent to 4.712% of the net amount invested), which will be reduced by 1/2 of 1% on each July 30, commencing July 30, 1999 to a minimum sales charge of 3.0%. The minimum amount which an investor may purchase of a Trust is $1,000 ($500 for Individual Retirement Accounts or other retirement plans). The sales charge of a Trust is reduced on a graduated scale for sales involving at least $50,000. See "Public Offering-How is the Public Offering Price Determined?"


UNITS OF THE TRUSTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED BY, ANY BANK, AND UNITS ARE NOT FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION AND INVOLVE INVESTMENT RISK INCLUDING LOSS OF PRINCIPAL.

Dividend and Capital Distributions. Distributions of dividends and capital, if any, received by a Trust, net of expenses of such Trust, will be paid on the Distribution Date to Unit holders of record on the Record Date as set forth in the "Summary of Essential Information" for each Trust. Distributions of funds in the Capital Account, if any, will be made at least annually in December of each year. Any distribution of income and/or capital will be net of the expenses of the respective Trust. See "What is the Federal Tax Status of Unit Holders?" Additionally, upon termination of the Trusts, the Trustee will distribute, upon surrender of Units for redemption, to each Unit holder his or her pro rata share of a Trust's assets, less expenses, in the manner set forth under "Rights of Unit Holders-How are Income and Capital Distributed?"


Secondary Market for Units. After the initial offering period, while under no obligation to do so, the Sponsor intends to maintain a market for Units of the Trusts and offer to repurchase such Units at prices which are based on the aggregate underlying value of Equity Securities in such Trusts (generally determined by the closing sale prices of listed Equity Securities and the bid prices of over-the-counter traded Equity Securities) plus or minus cash, if any, in the Capital and Income Accounts of such Trusts. If a secondary market is maintained during the initial offering period, the prices at which Units will be repurchased will also be based upon the aggregate underlying value of the Equity Securities in the Trusts (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities) plus or minus cash, if any, in the Capital and Income Accounts of such Trusts. If a secondary market is not maintained, a Unit holder may redeem Units through redemption at prices based upon the aggregate underlying value of the Equity Securities in a Trust (generally determined by the closing sale prices of listed Equity Securities and either the ask prices (during the initial offering period) or the bid prices (subsequent to the initial offering period) of over-the-counter traded Equity Securities) plus or minus a pro rata share of cash, if any, in the Capital and Income Accounts of a Trust. A Unit holder tendering 1,000 Units or more of a Trust for redemption may request a distribution of shares of Equity Securities (reduced by customary transfer and registration charges) (an "In-Kind Distribution") in lieu of payment in cash. See "Rights of Unit Holders-How May Units be Redeemed?" Any deferred sales charge remaining on Units at the time of their sale or redemption will be collected at that time. See "Rights of Unit Holders-How May Units be Redeemed?"

Termination. Commencing no later than the Mandatory Termination Date, Equity Securities will begin to be sold as prescribed by the Sponsor. The Trustee will provide written notice of any termination of the Trusts to Unit holders which will specify when Unit holders may surrender their certificates for cancellation and will include with such notice a form to enable Unit holders to elect an In-Kind Distribution if such Unit holder owns at least 1,000 Units of a Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least ten business days prior to the Mandatory Termination Date. Unit holders not electing a distribution of shares of Equity Securities will receive a cash distribution within a reasonable time after a Trust is terminated. See "Rights of Unit Holders-How are Income and Capital Distributed?" and "Other Information-How May the Indenture be Amended or Terminated?"


Risk Factors. An investment in a Trust should be made with an understanding of the risks associated therewith, including, among other factors, the possible deterioration of either the financial condition of the issuers of the Equity Securities or the general condition of the stock market, changes in interest rates and economic recession. Volatility in the market price of the Equity Securities in a Trust also changes the value of the Units of the Trusts. Unit holders tendering Units for redemption during periods of market volatility may receive redemption proceeds which are more or less than they paid for the Units. The Trusts' portfolios are not managed and Equity Securities will not be sold by the Trusts regardless of market fluctuations, although certain Equity Securities may be sold under certain limited circumstances. For further information concerning these risk factors as well as a discussion of additional risks specific to each Trust, see "What are the Equity Securities?-Risk Factors."

                                         Summary of Essential Information

                At the Opening of Business on the Initial Date of Deposit
                                   of the Equity Securities-July 15, 1998

                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                           Business                          Financial
                                                                           Services         Energy           Services
                                                                           Growth Trust     Growth Trust     Growth Trust
General Information                                                        Series 2         Series 4         Series 5
                                                                           ____________     _________        __________
Initial Number of Units (1)                                                  14,928           14,973           15,034
Fractional Undivided Interest in the Trust per Unit (1)                    1/14,928         1/14,973         1/15,034
Public Offering Price:
    Aggregate Offering Price Evaluation of Equity Securities
       in Portfolio (2)                                                    $147,790         $148,231         $148,837
    Aggregate Offering Price Evaluation of Equity Securities per Unit      $  9.900         $  9.900         $  9.900
    Maximum Sales Charge of 4.5% of the Public Offering Price
      per Unit (4.545% of the net amount invested, exclusive
      of the deferred sales charge) (3)                                    $   .450         $   .450         $   .450
    Less Deferred Sales Charge per Unit                                    $  (.350)        $  (.350)        $  (.350)
Public Offering Price per Unit (3)                                         $ 10.000         $ 10.000         $ 10.000
Sponsor's Initial Repurchase Price per Unit (4)                            $  9.550         $  9.550         $  9.550
Redemption Price per Unit (based on aggregate underlying
   value of Equity Securities less deferred sales charge) (4)              $  9.550         $  9.550         $  9.550
CUSIP Number                                                               30264R 322        30264R 330       30264R 348
Security Code                                                                 55779            55780            55781
Trustee's Annual Fee per Unit outstanding                                  $  .0096         $  .0096         $  .0096
Evaluator's Annual Fee per Unit outstanding (5)                            $  .0030         $  .0030         $  .0030
Maximum Supervisory Fee per Unit outstanding (6)                           $  .0035         $  .0035         $  .0035
Estimated Organizational and Offering Costs per Unit (7)                   $  .0225         $  .0225         $  .0225

First Settlement Date                         July 20, 1998
Mandatory Termination Date                    July 15, 2003
Discretionary Liquidation Amount              A Trust may be terminated if the value thereof is less than the lower of
                                              $2,000,000 or 20% of the total value of Equity Securities deposited in such
                                              Trust during the initial offering period.
Income Distribution Record Date               Fifteenth day of each June and December commencing December 15, 1998.
Income Distribution Date (8)                  Last day of each June and December commencing December 31, 1998.
_____________

(1) As of the close of business on the Initial Date of Deposit, the number of Units of a Trust may be adjusted so that the Public Offering Price per Unit will equal approximately $10.00. Therefore, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

(2) Each listed Equity Security is valued at the last closing sale price, or if no such price exists or if the Equity Security is not so listed, at the closing ask price thereof.

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. See "Fee Table" and "Public Offering" for additional information regarding these charges. On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price as shown reflects the value of the Equity Securities at the opening of business on the Initial Date of Deposit and establishes the original proportionate relationship amongst the individual securities. No sales to investors will be executed at this price. Additional Equity Securities will be deposited during the day of the Initial Date of Deposit which will be valued as of 4:00 p.m. Eastern time and sold to investors at a Public Offering Price per Unit based on this valuation.

(4) The Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit set forth above and until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period include estimated organizational and offering costs per Unit. After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organizational and offering costs. See "Rights of Unit Holders-How May Units be Redeemed?"

(5) The Evaluator's Fee is payable to an affiliate of the Sponsor. Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading (generally 4:00 p.m. Eastern time) on the New York Stock Exchange on each day on which it is open.

(6) The Supervisory Fee is payable to an affiliate of the Sponsor. In addition, the Sponsor will be reimbursed for bookkeeping and other administrative expenses currently at a maximum annual rate of $.0028 per Unit per Trust.

(7) Investors will bear all or a portion of the costs incurred in organizing a Trust (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of a Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Estimated organizational and offering costs are included in the Public Offering Price per Unit and will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. See "Public Offering" and "Statements of Net Assets."

(8) Distributions from the Capital Account will be made monthly payable on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. Notwithstanding, distributions of funds in the Capital Account, if any, will be made in December of each year.

Page 4
                                         Summary of Essential Information

                At the Opening of Business on the Initial Date of Deposit
                                   of the Equity Securities-July 15, 1998

                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                           Market
                                                                           Leaders           Pharmaceutical    Technology
                                                                           Growth Trust      Growth Trust      Growth Trust
General Information                                                        Series 3          Series 5          Series 8
                                                                           ____________      ____________      ____________
Initial Number of Units (1)                                                  14,953            14,981            14,961
Fractional Undivided Interest in the Trust per Unit (1)                    1/14,953          1/14,981          1/14,961
Public Offering Price:
   Aggregate Offering Price Evaluation of Equity Securities
     in Portfolio (2)                                                      $148,036          $148,309          $148,121
   Aggregate Offering Price Evaluation of Equity Securities per Unit       $  9.900          $  9.900          $  9.900
   Maximum Sales Charge of 4.5% of the Public Offering Price per
     Unit (4.545% of the net amount invested, exclusive
       of the deferred sales charge) (3)                                   $   .450          $   .450          $   .450
   Less Deferred Sales Charge per Unit                                     $  (.350)         $  (.350)         $  (.350)
Public Offering Price per Unit (3)                                         $ 10.000          $ 10.000          $ 10.000
Sponsor's Initial Repurchase Price per Unit (4)                            $  9.550          $  9.550          $  9.550
Redemption Price per Unit (based on aggregate underlying
  value of Equity Securities less deferred sales charge) (4)               $  9.550          $  9.550          $  9.550
CUSIP Number                                                                30264R 355       30264R 363        30264R 371
Security Code                                                                 55782             55783             55784
Trustee's Annual Fee per Unit outstanding                                  $  .0096          $  .0096          $  .0096
Evaluator's Annual Fee per Unit outstanding (5)                            $  .0030          $  .0030          $  .0030
Maximum Supervisory Fee per Unit outstanding (6)                           $  .0035          $  .0035          $  .0035
Estimated Organizational and Offering Costs per Unit (7)                   $  .0225          $  .0225          $  .0225

First Settlement Date                       July 20, 1998
Mandatory Termination Date                  July 15, 2003
Discretionary Liquidation Amount            A Trust may be terminated if the value thereof is less than the lower of
                                            $2,000,000 or 20% of the total value of Equity Securities deposited in such
                                            Trust during the initial offering period.
Income Distribution Record Date             Fifteenth day of each June and December commencing December 15, 1998.
Income Distribution Date (8)                Last day of each June and December commencing December 31, 1998.

______________

(1) As of the close of business on the Initial Date of Deposit, the number of Units of a Trust may be adjusted so that the Public Offering Price per Unit will equal approximately $10.00. Therefore, to the extent of any such adjustment, the fractional undivided interest per Unit will increase or decrease accordingly, from the amounts indicated above.

(2) Each listed Equity Security is valued at the last closing sale price, or if no such price exists or if the Equity Security is not so listed, at the closing ask price thereof.

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. See "Fee Table" and "Public Offering" for additional information regarding these charges. On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay a pro rata share of any accumulated dividends in such Income Account. The Public Offering Price as shown reflects the value of the Equity Securities at the opening of business on the Initial Date of Deposit and establishes the original proportionate relationship amongst the individual securities. No sales to investors will be executed at this price. Additional Equity Securities will be deposited during the day of the Initial Date of Deposit which will be valued as of 4:00 p.m. Eastern time and sold to investors at a Public Offering Price per Unit based on this valuation.

(4) The Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit set forth above and until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period include estimated organizational and offering costs per Unit. After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organizational and offering costs. See "Rights of Unit Holders-How May Units be Redeemed?"

(5) The Evaluator's Fee is payable to an affiliate of the Sponsor. Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of trading (generally 4:00 p.m. Eastern time) on the New York Stock Exchange on each day on which it is open.

(6) The Supervisory Fee is payable to an affiliate of the Sponsor. In addition, the Sponsor will be reimbursed for bookkeeping and other administrative expenses currently at a maximum annual rate of $.0028 per Unit per Trust.

(7) Each Trust (and therefore Unit holders) will bear all or a portion of its organizational and offering costs (including costs of preparing Investors will bear all or a portion of the costs incurred in organizing a Trust (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of a Trust portfolio, legal fees and the initial fees and expenses of the Trustee but not including the expenses incurred in the printing of preliminary and final prospectuses, and expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. Estimated organizational and offering costs are included in the Public Offering Price per Unit and will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. See "Public Offering" and "Statements of Net Assets."

(8) Distributions from the Capital Account will be made monthly payable on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. Notwithstanding, distributions of funds in the Capital Account, if any, will be made in December of each year.

                              FEE TABLES

These Fee Tables are intended to help you to understand the costs and expenses that you will bear directly or indirectly. See "Public Offering" and "What are the Expenses and Charges?" Although the Trusts have a term of approximately five years and are unit investment trusts rather than mutual funds, this information is presented to permit a comparison of fees.

                                                          Business Services        Energy                 Financial Services
                                                          Growth Trust             Growth Trust           Growth Trust
                                                          Series 2                 Series 4               Series 5
                                                          ___________________      __________________     _________________
UNIT HOLDER TRANSACTION EXPENSES
Initial sales charge imposed on purchase
  (as a percentage of public offering price)              1.00%(a)   $  .100       1.00%(a)   $  .100     1.00%(a)   $  .100
Deferred sales charge
  (as a percentage of public offering price)              3.50%(b)      .350       3.50%(b)      .350     3.50%(b)      .350
                                                          ________   ________      ________   ________    ________   ________
                                                          4.50%      $  .450       4.50%      $  .450     4.50%      $  .450
                                                          ========   ========      ========   ========    ========   ========
ORGANIZATIONAL AND OFFERING COSTS
Estimated Organizational and Offering Costs
   (as a percentage of public offering price)             .225%(c)   $  .0225      .225%(c)   $  .0225    .225%(c)   $ .0225

ESTIMATED ANNUAL TRUST OPERATING EXPENSES
     (as a percentage of average net assets)
Trustee's fee                                              .098%     $  .0096       .098%     $  .0096      .098%    $  .0096
  Portfolio supervision, bookkeeping, administrative
    and evaluation fees                                    .095%        .0093       .095%        .0093      .095%       .0093
Other operating expenses                                   .055%        .0054       .055%        .0054      .055%       .0054
                                                          ________   ________      ________   ________    ________   ________
  Total                                                    .248%     $  .0243       .248%     $  .0243      .248%    $  .0243
                                                          ========   ========      ========   ========    ========   ========

                                                          Market Leaders           Pharmaceutical         Technology
                                                          Growth Trust             Growth Trust           Growth Trust
                                                          Series 3                 Series 5               Series 8
                                                          ___________________      __________________     _________________
UNIT HOLDER TRANSACTION EXPENSES
Initial sales charge imposed on purchase
  (as a percentage of public offering price)              1.00%(a)   $  .100       1.00%(a)   $  .100     1.00%(a)   $  .100
Deferred sales charge
  (as a percentage of public offering price)              3.50%(b)      .350       3.50%(b)      .350     3.50%(b)      .350
                                                          ________   ________      ________   ________    ________   ________
                                                          4.50%      $  .450       4.50%      $  .450     4.50%      $  .450
                                                          ========   ========      ========   ========    ========   ========
ORGANIZATIONAL AND OFFERING COSTS
Estimated Organizational and Offering Costs
   (as a percentage of public offering price)             .225%(c)   $  .0225       .225%(c)  $ .0225      .225%(c)  $ .0225

ESTIMATED ANNUAL TRUST OPERATING EXPENSES
   (as a percentage of public offering price)
Trustee's fee                                              .098%     $  .0096       .098%     $  .0096     .098%     $  .0096
  Portfolio supervision, bookkeeping, administrative
    and evaluation fees                                    .095%        .0093       .095%        .0093     .095%        .0093
Other operating expenses                                   .055%        .0054       .055%        .0054     .055%        .0054
                                                          ________   ________      ________   ________    ________   ________
  Total                                                    .248%     $  .0243       .248%     $  .0243     .248%     $  .0243
                                                          ========   ========      ========   ========    ========   ========


                                                Examples
                                                _______

                                                                      CUMULATIVE EXPENSES PAID

                                              Business Services           Energy Growth Trust          Financial Services
                                              Growth Trust, Series 2      Series 4                     Growth Trust, Series 5
                                              _________________________   _________________________    _______________________
                                              1 Year   3 Years  5 Years   1 Year  3 Years   5 Years    1 Year  3 Years 5 Years
                                              ______   _______  _______   ______  _______   _______    ______  _______ _______
An investor would pay the following expenses
on a $1,000 investment, assuming the Trust
has an estimated operating expense ratio of
 .248% and a 5% annual return on the
investment throughout the periods             $50      $55      $60       $50     $55       $60        $50     $55     $60

                                                                      CUMULATIVE EXPENSES PAID

                                              Market Leader Growth        Pharmaceutical Growth        Technology Growth
                                              Trust, Series 3             Trust, Series 5              Trust, Series 8
                                              _________________________   _________________________    _______________________
                                              1 Year   3 Years  5 Years   1 Year  3 Years   5 Years    1 Year  3 Years 5 Years
                                              ______   _______  _______   ______  _______   _______    ______  _______ _______
An investor would pay the following expenses
on a $1,000 investment, assuming the Trust
has an estimated operating expense ratio of
 .248% and a 5% annual return on the
investment throughout the periods             $50      $55      $60       $50     $55       $60        $50     $55     $60

______________

(a) The Initial Sales Charge is actually the difference between the maximum total sales charge of 4.5% and the maximum remaining deferred sales charge (initially $.35 per Unit) and would exceed 1.0% if the Public Offering Price exceeds $10.00 per Unit.

(b) The actual fee is $.07 per month per Unit, irrespective of purchase or redemption price deducted monthly commencing February 19, 1999 through June 18, 1999. If a Unit holder sells or redeems Units before all of these deductions have been made, the balance of the deferred sales charge payments remaining will be deducted from the sales or redemption proceeds. If the Unit price exceeds $10.00 per Unit, the deferred sales charge will be less than 3.5%. Units purchased subsequent to the initial deferred sales charge payment will also be subject to the remaining deferred sales charge payments not yet collected.

(c) Investors will bear all or a portion of the costs incurred in organizing the Trusts (including costs of preparing the registration statement, the trust indenture, and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees and the initial fees and expenses of the Trustee) as is common for mutual funds. Estimated organizational and offering costs are included in the Public Offering Price per Unit and will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

The examples assume reinvestment of all dividends and distributions and utilize a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. For purposes of the examples, the deferred sales charge imposed on reinvestment of dividends is not reflected until the year following payment of the dividend; the cumulative expenses would be higher if sales charges on reinvested dividends were reflected in the year of reinvestment. The examples should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the examples.

                BUSINESS SERVICES GROWTH TRUST, SERIES 2
                      ENERGY GROWTH TRUST, SERIES 4
                FINANCIAL SERVICES GROWTH TRUST, SERIES 5
                  MARKET LEADERS GROWTH TRUST SERIES 3
                  PHARMACEUTICAL GROWTH TRUST, SERIES 5
                    TECHNOLOGY GROWTH TRUST, SERIES 8
                                 FT 259

What is the FT Series?

FT 259 is one of a series of investment companies created by the Sponsor under the name of the FT Series, all of which are generally similar, but each of which is separate and is designated by a different series number. The FT Series was previously known as The First Trust Special Situations Trust Series. This Series consists of the underlying separate unit investment trusts set forth above. The Trusts were created under the laws of the State of New York pursuant to a Trust Agreement (the "Indenture"), dated the Initial Date of Deposit, with Nike Securities L.P. as Sponsor, The Chase Manhattan Bank as Trustee, and First Trust Advisers L.P. as Portfolio Supervisor and Evaluator.

On the Initial Date of Deposit, the Sponsor deposited with the Trustee confirmations of contracts for the purchase of common stocks (the "Equity Securities"), together with an irrevocable letter or letters of credit of a financial institution in an amount at least equal to the purchase price of such securities. In exchange for the deposit of securities or contracts to purchase securities in the Trusts, the Trustee delivered to the Sponsor documents evidencing the entire ownership of the Trusts.

Business Services Growth Trust, Series 2

The objective of the Business Services Growth Trust, Series 2 (the "Business Services Growth Trust") is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of companies the Sponsor believes are positioned to take advantage of the trend among institutions such as corporations and government entities toward utilizing specialized, vendor-supplied services. The Business Services Growth Trust's portfolio is diversified across several companies involved in various industries, such as temporary staffing, information technology services, electronics manufacturing services, and business and information services. The companies selected for the Business Services Growth Trust have been researched and evaluated using database screening techniques, fundamental analysis, and the judgment of the Sponsor's research analysts. In general, the Sponsor believes these companies have above-average growth prospects for both sales and earnings, established market shares for their services and lower-than-average levels of debt.

In today's increasingly competitive business environment, firms with specialized services are able to provide businesses a way to reduce fixed costs and enable them to concentrate more on core operations. Mundane but necessary tasks are being outsourced to the companies with expertise in those tasks. Thus, financial resources otherwise spent on hiring and training in-house personnel become available to spend on core operations.

In addition, a simple but critical computer issue may cause problems for many companies if it is not corrected before January 1, 2000. Many computers and software programs only recognize the last two numbers of a year, so on January 1, 2000, a computer may think the date is 1900, causing a multitude of problems. Estimates range from $300 to $600 billion to solve this problem, with 15%-20% of corporate information technology budgets allocated toward this issue in 1998. That figure is expected to rise to as much as 50% as the year 2000 approaches. Many companies are unable to dedicate the necessary resources to address and correct this problem, while others are focusing on it and have subsequently caused a need in another area. In both cases, a specialized vendor-supplied service company provides the solution. This computer problem has spurred the creation of several companies whose primary focus is to work with businesses to address this problem.

See "Schedule of Investments" and "What are the Equity Securities?-Risk

Factors" for the Business Services Growth Trust. There is, however, no assurance that the objective of the Business Services Growth Trust will be achieved.

Energy Growth Trust, Series 4

The objective of the Energy Growth Trust, Series 4 (the "Energy Growth Trust") is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of energy companies which the Sponsor believes are positioned to take advantage of the world's increasing demand for energy. The Energy Growth Trust's portfolio is diversified across many energy sectors, including integrated oil, oilfield services and equipment, oil and gas production, and natural gas. The companies selected for the Energy Growth Trust have been researched and evaluated using database screening techniques, fundamental analysis and the judgment of the Sponsor's research analysts. To help reduce risk, the Energy Growth Trust avoids small companies, newly-issued stocks and stocks with little or no earnings. In general, the Sponsor believes the companies selected for the Energy Growth Trust have above-average growth prospects for both sales and earnings and lower-than-average levels of debt.

Worldwide demand for energy continues to increase daily, driven primarily by the rapid developments in newly-industrialized countries in Asia, Eastern Europe and Latin America. Energy prices are expected to rise by decade's end because current energy supplies are being drained by the world's demands for energy. By the year 2020, it is projected that the world will consume three times as much energy as it did 25 years ago. Most of the added consumption is attributed to the developing countries of Asia, where it is estimated that their consumption will exceed all of North America by 36% in the year 2020. Industry overcapacity and declining energy prices in the 1980s forced energy companies to become more competitive under difficult conditions. As a result, energy companies have greatly improved their operating efficiencies through cost cutting, consolidation and new technologies as discussed below:

- Consolidation and the divestiture of non-core assets has reduced industry capacity and allowed companies to focus on their core operations.

- New technologies are expected to lead to the discovery of additional energy reserves and lower the cost of developing these reserves. Given these measures, energy companies are positioned for significantly improved profitability when energy prices increase, as analysts expect.

See "Schedule of Investments" and "What are the Equity Securities?-Risk Factors" for the Energy Growth Trust. There is, however, no assurance that the objective of the Energy Growth Trust will be achieved.

Financial Services Growth Trust, Series 5


The objective of the Financial Services Growth Trust, Series 5 (the "Financial Services Growth Trust") is to provide for the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of companies which are money center banks, major regional banks, financial and investment service providers and insurance companies. The companies selected for the Financial Services Growth Trust have been researched and evaluated using database screening techniques, fundamental analysis and the judgment of the Sponsor's research analysts. To help reduce risk, the Financial Services Growth Trust avoids small companies, newly-issued stocks and stocks with little or no earnings.


The financial services industry continues to evolve as banks and insurers expand their businesses through innovative products and services. The Sponsor believes the companies in the Financial Services Growth Trust are ideally positioned to benefit from the rapid changes in this industry. The following factors support the positive outlook for financial services companies:

- The banking, financial services and insurance industries continue to experience significant consolidation.

- Given their high level of profitability and earnings growth, the companies included in the portfolio trade at attractive valuation levels relative to the S&P 500 and their historic trading range.

- Baby boomers are becoming heirs and heiresses. Some studies indicate that more than $1 trillion may transfer from one American generation to another before the year 2000.

- Liquid financial assets of U.S. households rose to over $10.9 billion in 1995.

It is important to note that the financial institutions industry is subject to the adverse effect of volatile interest rates, economic recession, increased competition from new entrants in the field and potential increased regulation. See "Schedule of Investments" and "What are the Equity Securities?-Risk Factors" for the Financial Services Growth Trust. There is, however, no assurance that the objective of the Financial Services Growth Trust will be achieved.

Market Leaders Growth Trust, Series 3

The objective of the Market Leaders Growth Trust, Series 3 (the "Market Leaders Growth Trust") is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks issued by well-known blue chip companies with a long-standing history of performance and financial stability. Blue chip stocks typically are safer investments than other kinds of stocks by virtue of their size and strength. The Sponsor believes that the companies selected have above-average growth prospects based on their financial strength and market dominance, competitive advantages, skilled management, and essential products and services that they provide. The companies selected for the Market Leaders Growth Trust have been researched and evaluated using database screening techniques, fundamental analysis, and the judgment of the Sponsor's research analysts.

Blue chip companies typically weather economic downturns, grow consistently in a healthy economy, and may provide a stable total return over time. Such companies' generally strong performance, even during periods of economic uncertainty, can be attributed to their products and services, which typically remain in demand. In fact, many of the products of blue chip companies can be found in almost every home in America today.

See "Schedule of Investments" and "What are the Equity Securities?-Risk Factors" for the Market Leaders Growth Trust. There is, however, no assurance that the objective of the Market Leaders Growth Trust will be achieved.

Pharmaceutical Growth Trust, Series 5

The objective of the Pharmaceutical Growth Trust, Series 5 (the "Pharmaceutical Growth Trust") is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks issued by pharmaceutical companies. The companies selected for the Pharmaceutical Growth Trust have been researched and evaluated using database screening techniques, fundamental analysis, and the judgment of the Sponsor's research analysts.

The pharmaceutical industry continues to evolve, and as a result, pharmaceutical companies need to keep pace with this constant change, in order to be successful. The Sponsor believes that the companies selected for the Pharmaceutical Growth Trust are leaders within this dynamic industry and are ideally positioned for growth.

Several factors support this belief. First, in 1998, pharmaceutical companies are expected to spend 19.6% of their domestic revenues on the research and development of new medications. Research-based pharmaceutical companies continue to invest record-setting amounts on research and development. Spending in this area is expected to increase by 10.7% in 1998 to a new record level of $20.6 billion. Second, as in many other industries, consolidation and cost cutting have resulted in more stabilized profit margins. Finally, companies are improving unit volume growth by working more closely with managed care providers who frequently see pharmaceuticals as a cost-effective alternative to other more expensive treatments.

It is important to note that companies engaged in the pharmaceutical industry are subject to fierce competition, stringent government regulation and the risk that their products and services are subject to rapid obsolescence. The Sponsor believes this above-average level of risk and volatility is more than offset by the potential for above-average returns.

See "Schedule of Investments" and "What are the Equity Securities?-Risk Factors" for the Pharmaceutical Growth Trust. There is, however, no assurance that the objective of the Pharmaceutical Growth Trust will be achieved.

Technology Growth Trust, Series 8

The objective of the Technology Growth Trust, Series 8 (the "Technology Growth Trust") is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks issued by companies involved in computers, computer networking, software, semiconductor equipment and semiconductors. To help reduce high risk, the Trust avoids small market capitalization stocks, newly-issued stocks and stocks with little or no earnings. The companies all have market capitalizations of at least $500 million and have been publicly traded for two years or more.

The technology industry is among the fastest growing and fastest changing industries in the world. The Sponsor believes that the industry will continue to grow and the companies selected for the Technology Growth Trust have above-average growth prospects. The companies selected for the Technology Growth Trust have been researched and evaluated using database screening techniques, fundamental analysis, and the judgment of the Sponsor's research analysts.

Technology companies continue to make advancements. In the last several years, the development and/or improvement of personal computers, fax machines, cellular phones, online data services and Internet-related products and services has led to tremendous growth in technology companies. Corporations continue to invest in technology to enhance their productivity and to keep ahead of the competition. In addition, consumer demand continues to increase as education and entertainment technology becomes more affordable and accessible.

It is important to note that companies engaged in the technology industry are subject to fierce competition and their products and services may be subject to rapid obsolescence. The Sponsor believes the above-average levels of risk and volatility in technology stocks are more than offset by the potential for above-average returns.

See "Schedule of Investments" and "What are the Equity Securities?-Risk Factors" for the Technology Growth Trust. There is, however, no assurance that the objective of the Technology Growth Trust will be achieved.

With the deposit of the Equity Securities on the Initial Date of Deposit, the Sponsor established a percentage relationship between the amounts of Equity Securities in each Trust's portfolio, as set forth under "Schedule of Investments" for each Trust. From time to time following the Initial Date of Deposit, the Sponsor, pursuant to the Indenture, may create additional Units in a Trust by depositing additional Equity Securities or cash (including a letter of credit) with instructions to purchase additional Equity Securities in a Trust. Units may be continuously offered for sale to the public by means of this Prospectus, resulting in a potential increase in the outstanding number of Units of a Trust. Any deposit by the Sponsor of additional Equity Securities, or the purchase of additional Equity Securities pursuant to a cash deposit, will duplicate, as nearly as is practicable, the original proportionate relationship and not the actual proportionate relationship on the subsequent date of deposit, since the two may differ. Any such difference may be due to the sale, redemption or liquidation of any of the Equity Securities deposited in a Trust on the Initial, or any subsequent, Date of Deposit. See "Rights of Unit Holders-How May Equity Securities be Removed from a Trust?" Since the prices of the underlying Equity Securities will fluctuate daily, the ratio, on a market value basis, will also change daily. The portion of Equity Securities represented by each Unit will not change as a result of the deposit of additional Equity Securities in a Trust. If the Sponsor deposits cash, however, existing and new investors may experience a dilution of their investment and a reduction in their anticipated income because of fluctuations in the prices of the Equity Securities between the time of the cash deposit and the purchase of the Equity Securities and because such Trust will pay the associated brokerage fees. To minimize this effect, the Trusts will try to purchase the Equity Securities as close to the evaluation time as possible. The Trustee may, from time to time, retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for a Trust with respect to acquiring Equity Securities for a Trust. In acting in such capacity, the Sponsor or its affiliate will be subject to the restrictions under the Investment Company Act of 1940, as amended.

On the Initial Date of Deposit, each Unit of a Trust represented the undivided fractional interest in the Equity Securities deposited in such Trust set forth under "Summary of Essential Information" for each Trust. To the extent that Units of a Trust are redeemed, the aggregate value of the Equity Securities in such Trust will be reduced and the undivided fractional interest represented by each outstanding Unit of that Trust will increase. However, if additional Units are issued by a Trust in connection with the deposit of additional Equity Securities or cash by the Sponsor, the aggregate value of the Equity Securities in that Trust will be increased by amounts allocable to additional Units, and the fractional undivided interest represented by each Unit of that Trust will be decreased proportionately. See "Rights of Unit Holders-How May Units be Redeemed?"

What are the Expenses and Charges?

With the exception of brokerage fees discussed above and bookkeeping and other administrative services provided to each Trust, for which the Sponsor will be reimbursed in amounts as set forth under "Summary of Essential Information," the Sponsor will not receive any fees in connection with its activities relating to a Trust.

First Trust Advisers L.P., an affiliate of the Sponsor, will receive an annual supervisory fee, which is not to exceed the amount set forth under "Summary of Essential Information," for providing portfolio supervisory services for each Trust. Such fee is based on the number of Units outstanding in a Trust on January 1 of each year except for the year or years in which an initial offering period occurs in which case the fee for a month is based on the number of Units outstanding at the end of such month. In providing such supervisory services, the Portfolio Supervisor may purchase research services from a variety of sources which may include dealers of the Trusts.

Subsequent to the initial offering period, First Trust Advisers L.P., in its capacity as the Evaluator for the Trusts, will receive a fee as indicated in the "Summary of Essential Information."

The Trustee pays certain expenses of each Trust for which it is reimbursed by such Trust. The Trustee will receive for its ordinary recurring services to each Trust an annual fee set forth in each "Summary of Essential Information." Such fee is based upon the largest aggregate number of Units of each Trust outstanding during the calendar year, except during the initial offering period, in which case the fee is calculated based on the largest number of Units outstanding during the period for which compensation is paid. For a discussion of the services performed by the Trustee pursuant to its obligations under the Indenture, reference is made to the material set forth under "Rights of Unit Holders."

The Trustee's and the above described fees are payable from the Income Account of a Trust to the extent funds are available and then from the Capital Account of such Trust. Since the Trustee has the use of the funds being held in the Capital and Income Accounts for payment of expenses and redemptions and since such Accounts are noninterest-bearing to Unit holders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to each Trust is expected to result from the use of these funds.

Each of the above mentioned fees may be increased without approval of the Unit holders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor. In addition, with respect to the fees payable to the Sponsor or an affiliate of the Sponsor for providing bookkeeping and other administrative services, supervisor services and evaluation services, such individual fees may exceed the actual costs of providing such services for a Trust, but at no time will the total amount received for such services rendered to all unit investment trusts of which Nike Securities L.P. is the Sponsor in any calendar year exceed the actual cost to the Sponsor or its affiliate of supplying such services in such year.


The following additional charges are or may be incurred by a Trust: all legal and annual auditing expenses of the Trustee incurred by or in connection with its responsibilities under the Indenture; the expenses and costs of any action undertaken by the Trustee to protect a Trust and the rights and interests of the Unit holders; fees of the Trustee for any extraordinary services performed under the Indenture; indemnification of the Trustee for any loss, liability or expense incurred by it without negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of a Trust; any offering costs incurred after the earlier of six months after the Initial Date of Deposit or the end of the initial offering period; indemnification of the Sponsor for any loss, liability or expense incurred without gross negligence, bad faith or willful misconduct in acting as Depositor of such Trust; all taxes and other government charges imposed upon the Securities or any part of a Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated). The above expenses and the Trustee's annual fee, when paid or owing to the Trustee, are secured by a lien on each Trust. In addition, the Trustee is empowered to sell Equity Securities in a Trust in order to make funds available to pay all these amounts if funds are not otherwise available in the Income and Capital Accounts of such Trust. Since the Equity Securities are all common stocks and the income stream produced by dividend payments is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a Trust. As described above, if dividends are insufficient to cover expenses, it is likely that Equity Securities will have to be sold to meet such Trust expenses. These sales may result in capital gains or losses to Unit holders. See "What is the Federal Tax Status of Unit Holders?"


The Indenture requires each Trust to be audited on an annual basis at the expense of such Trusts by independent auditors selected by the Sponsor. So long as the Sponsor is making a secondary market for the Units, the Sponsor is required to bear the cost of such annual audits to the extent such cost exceeds $0.0050 per Unit. Unit holders of a Trust covered by an audit may obtain a copy of the audited financial statements upon request.

What is the Federal Tax Status of Unit Holders?

This is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of
Section 1221 of the Internal Revenue Code of 1986 (the "Code"). Unit holders should consult their tax advisors in determining the Federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trusts. For purposes of the following discussion and opinion, it is assumed that each Equity Security is equity for Federal income tax purposes.

In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

1. Each Trust is not an association taxable as a corporation for Federal income tax purposes; each Unit holder will be treated as the owner of a pro rata portion of each of the assets of a Trust under the Code; and the income of each Trust will be treated as income of the Unit holders thereof under the Code. Each Unit holder will be considered to have received his or her pro rata share of the income derived from each Equity Security when such income is considered to be received by a Trust.

2. Each Unit holder will be considered to have received all of the dividends paid on his or her pro rata portion of each Equity Security when such dividends are considered to be received by a Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unit holders will be taxed in this manner regardless of whether distributions from such Trust are actually received by the Unit holder.

3. Each Unit holder will have a taxable event when a Trust disposes of an Equity Security (whether by sale, taxable exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unit holder (except to the extent an In-Kind distribution of stocks is received by such Unit holder as described below). The price a Unit holder pays for his or her Units, generally including sales charges, is allocated among his or her pro rata portion of each Equity Security held by a Trust (in proportion to the fair market values thereof on the valuation date closest to the date the Unit holder purchases his or her Units) in order to determine the tax basis for his or her pro rata portion of each Equity Security held by such Trust. Unit holders should consult their own tax advisors with regard to calculation of basis. For Federal income tax purposes, a Unit holder's pro rata portion of dividends, as defined by Section 316 of the Code, paid by a corporation with respect to an Equity Security held by a Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unit holder's pro rata portion of dividends paid on such Equity Security which exceed such current and accumulated earnings and profits will first reduce a Unit holder's tax basis in such Equity Security, and to the extent that such dividends exceed a Unit holder's tax basis in such Equity Security shall generally be treated as capital gain. In general, the holding period for such capital gain will be determined by the period of time a Unit holder has held his or her Units.


4. A Unit holder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by a Trust will generally be considered a capital gain (except in the case of a dealer or a financial institution). A Unit holder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Equity Securities held by a Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution). Unit holders should consult their tax advisors regarding the recognition of such capital gains and losses for Federal income tax purposes.


Deferred Sales Charge. Generally, the tax basis of a Unit holder includes sales charges, and such charges are not deductible. A portion of the sales charge for the Trusts is deferred. It is possible that for Federal income tax purposes a portion of the deferred sales charge may be treated as interest which would be deductible by a Unit holder subject to limitations on the deduction of investment interest. In such a case, the non-interest portion of the deferred sales charge should be added to the Unit holder's tax basis in his or her Units. The deferred sales charge could cause the Unit holder's Units to be considered to be debt-financed under Section 246A of the Code which would result in a small reduction of the dividends-received deduction. In any case, the income (or proceeds from redemption) a Unit holder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unit holders should consult their own tax advisors as to the income tax consequences of the deferred sales charge.

Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unit holder's pro rata portion of dividends received by a Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Equity Securities paying such dividends (other than corporate Unit holders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46-day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unit holder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation.

To the extent dividends received by a Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends received deduction with respect to its pro rata portion of such dividends, since the dividends received deduction is generally available only with respect to dividends paid by domestic corporations. It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unit holders should consult with their tax advisors with respect to the limitations on and possible modifications to the dividends received deduction.

Limitations on Deductibility of a Trust's Expenses by Unit Holders. Each Unit holder's pro rata share of each expense paid by a Trust is deductible by the Unit holder to the same extent as though the expense had been paid directly by such Unit holder. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unit holders may be required to treat some or all of the expenses of a Trust as miscellaneous itemized deductions subject to this limitation. Unit holders should consult with their tax advisors regarding the limitations on the deductibility of Trust expenses.


Recognition of Taxable Gain or Loss Upon Disposition of Securities by a Trust or Disposition of Units. As discussed above, a Unit holder may recognize taxable gain (or loss) when an Equity Security is disposed of by a Trust or if the Unit holder disposes of a Unit. For taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) is subject to a maximum marginal stated tax rate of either 28% or 20%, depending upon the holding periods of the capital assets. Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes of determining the holding period of the Unit. Generally, capital gains realized from assets held for more than one year but not more than 18 months are taxed at a maximum marginal stated tax rate of 28% and capital gains realized from assets (with certain exclusions) held for more than 18 months are taxed at a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Further, capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income. Legislation is currently pending that provides the appropriate methodology that should be applied in netting the realized capital gains and losses. Such legislation is proposed to be effective retroactively for tax years ending after May 6, 1997. Note also that legislation is currently pending under which net capital gain realized from property (with certain exclusions) held for more than one year (rather than more than 18 months) would be taxed at the maximum marginal stated tax rate of 20% (10% for certain taxpayers) provided by the 1997 Act. Such legislation is proposed to be effective retroactively for amounts properly taken into account on or after January 1, 1998.


In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unit holders and prospective investors should consult with their tax advisors regarding the potential effect of this provision on their investment in Units.

If the Unit holder disposes of a Unit, he or she is deemed thereby to have disposed of his or her entire pro rata interest in all assets of the Trust involved, including his or her pro rata portion of all the Equity Securities represented by the Unit.

The Taxpayer Relief Act of 1997 (the "1997 Act") includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unit holders should consult their own tax advisors with regard to any constructive sale rules.

Special Tax Consequences of In-Kind Distributions Upon Redemption of Units or Termination of a Trust. As discussed in "Rights of Unit Holders-How are Income and Capital Distributed?", under certain circumstances a Unit holder who owns at least 1,000 Units of a Trust may request an In-Kind Distribution upon the redemption of Units or the termination of a Trust. The Unit holder requesting an In-Kind Distribution will be liable for expenses related thereto (the "Distribution Expenses") and the amount of such In-Kind Distribution will be reduced by the amount of the Distribution Expenses. See "Rights of Unit Holders-How are Income and Capital Distributed?" As previously discussed, prior to the redemption of Units or the termination of a Trust, a Unit holder is considered as owning a pro rata portion of each of a Trust's assets for Federal income tax purposes. The receipt of an In-Kind Distribution will result in a Unit holder receiving an undivided interest in whole shares of stock plus, possibly, cash.

The potential tax consequences that may occur under an In-Kind Distribution with respect to each Equity Security owned by a Trust will depend on whether or not a Unit holder receives cash in addition to Equity Securities. An "Equity Security" for this purpose is a particular class of stock issued by a particular corporation. A Unit holder will not recognize gain or loss if a Unit holder only receives Equity Securities in exchange for his or her pro rata portion in the Equity Securities held by a Trust. However, if a Unit holder also receives cash in exchange for a fractional share of an Equity Security held by a Trust, such Unit holder will generally recognize gain or loss based upon the difference between the amount of cash received by the Unit holder and his or her tax basis in such fractional share of an Equity Security held by such Trust.

Because a Trust will own many Equity Securities, a Unit holder who requests an In-Kind Distribution will have to analyze the tax consequences with respect to each Equity Security owned by a Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unit holder with respect to each Equity Security owned by a Trust. Unit holders who request an In-Kind Distribution are advised to consult their tax advisors in this regard.

Computation of the Unit Holder's Tax Basis. Initially, a Unit holder's tax basis in his or her Units will generally equal the price paid by such Unit holder for his or her Units. The cost of the Units is allocated among the Equity Securities held in a Trust in accordance with the proportion of the fair market values of such Equity Securities as of the valuation date nearest the date the Units are purchased in order to determine such Unit holder's tax basis for his or her pro rata portion of each Equity Security.

A Unit holder's tax basis in his or her Units and his or her pro rata portion of an Equity Security held by a Trust will be reduced to the extent dividends paid with respect to such Equity Security are received by a Trust which are not taxable as ordinary income as described above.

General. Each Unit holder will be requested to provide the Unit holder's taxpayer identification number to the Trustee and to certify that the Unit holder has not been notified that payments to the Unit holder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by a Trust to such Unit holder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by a Trust (other than those that are not treated as United States source income, if any) will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisors.

In general, income that is not effectively connected to the conduct of a trade or business within the United States that is earned by non-U.S. Unit holders and derived from dividends of foreign corporations will not be subject to U.S. withholding tax provided that less than 25 percent of the gross income of the foreign corporation for a three-year period ending with the close of its taxable year preceding payment was not effectively connected to the conduct of a trade or business within the United States. In addition, such earnings may be exempt from U.S. withholding pursuant to a specific treaty between the United States and a foreign country. Non-U.S. Unit holders should consult their own tax advisors regarding the imposition of U.S. withholding on distributions from the Trusts.

It should be noted that payments to the Trusts of dividends on Equity Securities that are attributable to foreign corporations may be subject to foreign withholding taxes and Unit holders should consult their tax advisors regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trusts. Any dividends withheld as a result thereof will nevertheless be treated as income to the Unit holders. Because, under the grantor trust rules, an investor is deemed to have paid directly his or her share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States purposes with respect to such taxes. The 1997 Act imposes a required holding period for such credits. Investors should consult their tax advisors with respect to foreign withholding taxes and foreign tax credits.

At the termination of a Trust, the Trustee will furnish to each Unit holder a statement containing information relating to the dividends received by the particular Trust on the Equity Securities, the gross proceeds received by such Trust from the disposition of any Equity Security (resulting from redemption or the sale of any Equity Security) and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to Unit holders and to the Internal Revenue Service.


Unit holders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established. See "Are Investments in the Trusts Eligible for Retirement Plans?"



In the opinion of Carter, Ledyard & Milburn, Special Counsel to the Trusts for New York tax matters, under the existing income tax laws of the State of New York, each Trust is not an association taxable as a corporation and the income of such Trusts will be treated as the income of the Unit holders thereof.


The foregoing discussion relates only to the tax treatment of U.S. Unit holders ("U.S. Unit holders") with regard to United States Federal and certain aspects of New York State and City income taxes. Unit holders may be subject to taxation in New York or in other jurisdictions and should consult their own tax advisors in this regard. As used herein, the term "U.S. Unit holder" means an owner of a Unit in the Trusts that
(a) is (i) for United States federal income tax purposes a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source or (b) does not qualify as a U.S. Unit holder in paragraph (a) but whose income from a Unit is effectively connected with such Unit holder's conduct of a United States trade or business. The term also includes certain former citizens of the United States whose income and gain on the Units will be taxable. Unit holders should consult their tax advisors regarding potential foreign, state or local taxation with respect to the Units.

Are Investments in the Trusts Eligible for Retirement Plans?

Units of the Trusts are eligible for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other tax-deferred retirement plans. Generally, the Federal income tax relating to capital gains and income received in each of the foregoing plans is deferred until distributions are received. Distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisors with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. Fees and charges with respect to such plans may vary.

                                PORTFOLIO

What are the Equity Securities?

The Trusts consist of different issues of Equity Securities which are listed on a national securities exchange or The Nasdaq Stock Market or traded in the over-the-counter market. See "What are the Equity Securities Selected for Business Services Growth Trust, Series 2?," "What are the Equity Securities Selected for Energy Growth Trust, Series 4?," "What are the Equity Securities Selected for Financial Services Growth Trust, Series 5?," "What are the Equity Securities Selected for Market Leaders Growth Trust, Series 3?," "What are the Equity Securities Selected for Pharmaceutical Growth Trust, Series 5?," and "What are the Equity Securities Selected for Technology Growth Trust, Series 8?" for a general description of the companies.

Risk Factors. An investment in Units of the Trusts should be made with an understanding of the problems and risks such an investment may entail.

Business Services Growth Trust, Series 2. An investment in Units of the Business Services Growth Trust should be made with an understanding of the problems and risks inherent in such an investment.

The Business Services Growth Trust consists of companies engaged in providing specialized, vendor-supplied services, such as temporary staffing, information technology services and software, electronics manufacturing services, and business and information services. Companies in this field are subject to rapidly changing technology, cyclical market patterns, evolving industry standards, economic recession in the industries they service, shifting corporate trends regarding the hiring of vendors and general stock market volatility. An unexpected change in one or more of the foregoing factors may have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Equity Securities will be able to respond timely to compete in the rapidly developing marketplace.

Energy Growth Trust, Series 4. An investment in Units of the Energy Growth Trust should be made with an understanding of the problems and risks such an investment may entail.

The Energy Growth Trust invests in Equity Securities of companies involved in the energy industry. The business activities of companies held in the Energy Growth Trust may include: production, generation, transmission, marketing, control, or measurement of energy or energy fuels; providing component parts or services to companies engaged in the above activities; energy research or experimentation; and environmental activities related to the solution of energy problems, such as energy conservation and pollution control. Companies participating in new activities resulting from technological advances or research discoveries in the energy field were also considered for the Energy Growth Trust.

The securities of companies in the energy field are subject to changes in value and dividend yield which depend, to a large extent, on the price and supply of energy fuels. Swift price and supply fluctuations may be caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other regulatory policies of various governments. As a result of the foregoing, the Equity Securities in the Energy Growth Trust may be subject to rapid price volatility. The Sponsor is unable to predict what impact the foregoing factors will have on the Equity Securities during the life of the Energy Growth Trust.

According to the U.S. Department of Commerce, the factors which will most likely shape the energy industry include the price and availability of oil from the Middle East, changes in United States environmental policies and the continued decline in U.S. production of crude oil.

Possible effects of these factors may be increased U.S. and world dependence on oil from the Organization of Petroleum Exporting Countries ("OPEC") and highly uncertain and potentially more volatile oil prices. Factors which the Sponsor believes may increase the profitability of oil and petroleum operations include increasing demand for oil and petroleum products as a result of the continued increases in annual miles driven and the improvement in refinery operating margins caused by increases in average domestic refinery utilization rates. The existence of surplus crude oil production capacity and the willingness to adjust production levels are the two principal requirements for stable crude oil markets. Without excess capacity, supply disruptions in some countries cannot be compensated for by others. Surplus capacity in Saudi Arabia and a few other countries and the utilization of that capacity prevented, during the Persian Gulf crisis, and continues to prevent, severe market disruption. Although unused capacity contributed to market stability in 1990 and 1991, it ordinarily creates pressure to overproduce and contributes to market uncertainty. The restoration of a large portion of Kuwait and Iraq's production and export capacity could lead to such a development in the absence of substantial growth in world oil demand. Formerly, OPEC members attempted to exercise control over production levels in each country through a system of mandatory production quotas. Because of the 1990-1991 crisis in the Middle East, the mandatory system has since been replaced with a voluntary system. Production under the new system has had to be curtailed on at least one occasion as a result of weak prices, even in the absence of supplies from Kuwait and Iraq. The pressure to deviate from mandatory quotas, if they are reimposed, is likely to be substantial and could lead to a weakening of prices. In the longer term, additional capacity and production will be required to accommodate the expected large increases in world oil demand and to compensate for expected sharp drops in U.S. crude oil production and exports from the Soviet Union. Only a few OPEC countries, particularly Saudi Arabia, have the petroleum reserves that will allow the required increase in production capacity to be attained. Given the large-scale financing that is required, the prospect that such expansion will occur soon enough to meet the increased demand is uncertain.

Declining U.S. crude oil production will likely lead to increased dependence on OPEC oil, putting refiners at risk of continued and unpredictable supply disruptions. Increasing sensitivity to environmental concerns will also pose serious challenges to the industry over the coming decade. Refiners are likely to be required to make heavy capital investments and make major production adjustments in order to comply with increasingly stringent environmental legislation, such as the 1990 amendments to the Clean Air Act. If the cost of these changes is substantial enough to cut deeply into profits, smaller refiners may be forced out of the industry entirely. Moreover, lower consumer demand due to increases in energy efficiency and conservation, gasoline reformulations that call for less crude oil, warmer winters or a general slowdown in economic growth in this country and abroad could negatively affect the price of oil and the profitability of oil companies. No assurance can be given that the demand for or prices of oil will increase or that any increases will not be marked by great volatility. Some oil companies may incur large cleanup and litigation costs relating to oil spills and other environmental damage. Oil production and refining operations are subject to extensive federal, state and local environmental laws and regulations governing air emissions and the disposal of hazardous materials. Increasingly stringent environmental laws and regulations are expected to require companies with oil production and refining operations to devote significant financial and managerial resources to pollution control. General problems of the oil and petroleum products industry include the ability of a few influential producers to significantly affect production, the concomitant volatility of crude oil prices, increasing public and governmental concern over air emissions, waste product disposal, fuel quality and the environmental effects of fossil-fuel use in general.

In addition, any future scientific advances concerning new sources of energy and fuels or legislative changes relating to the energy industry or the environment could have a negative impact on the petroleum products industry. While legislation has been enacted to deregulate certain aspects of the oil industry, no assurances can be given that new or additional regulations will not be adopted. Each of the problems referred to could adversely affect the financial stability of the issuers of any petroleum industry stocks in the Energy Growth Trust.

Financial Services Growth Trust, Series 5. An investment in Units of the Financial Services Growth Trust should be made with an understanding of the problems and risks inherent in the bank and financial services sector in general.

Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Equity Securities in the Trust's portfolio cannot be predicted with certainty. Periodic efforts by recent Administrations to introduce legislation broadening the ability of banks to compete with new products have not been successful, but if enacted could lead to more failures as a result of increased competition and added risks. Failure to enact such legislation, on the other hand, may lead to declining earnings and an inability to compete with unregulated financial institutions. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Since mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Equity Securities in the Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on the Trust's portfolio.

The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Equity Securities or whether such approvals, if necessary, will be obtained.

Some of the nation's largest banks, already working to upgrade their own computer systems to meet the Year 2000 deadline, are concerned that some borrowers may fail to upgrade their computers in time, creating problem loans and increasing overall loan losses. Banks considered most vulnerable by analysts include those lending primarily to small businesses, which aren't as likely as large businesses to have a plan for upgrading their computers. Also at risk are banks with significant exposure overseas, where many foreign businesses are not moving as quickly to resolve this problem. Analysts warn that it will be difficult for banks to determine their potential loan losses related to Year 2000 credit risk.


Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multiline insurance companies. Insurance company profits are affected by interest rate levels, general economic conditions, and price and marketing competition. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.



In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and
(vii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.



The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.



All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.



Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRP's"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRP's fail to do so, and to assign liability to PRP's. The extent of liability to be allocated to a PRP is dependent on a variety of factors. Further, the number of waste sites subject to clean-up is unknown. Very few sites have been subject to clean-up to date. The extent of clean-up necessary and the assignment of liability has not been established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.



Proposed federal legislation which would permit banks greater participation in the insurance business could, if enacted, present an increased level of competition for the sale of insurance products. In addition, while current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.



Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Recently, ongoing consolidation in the industry and the strong stock market has benefited stocks which investors believe will benefit from greater investor and issuer activity. Major determinants of future earnings of these companies are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the Equity Securities included in the Financial Services Growth Trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.



Market Leaders Growth Trust Series 3. An investment in Units of the Market Leaders Growth Trust should be made with an understanding of the problems and risks associated with an investment in the common stock of Berkshire Hathaway, Inc. and related companies. Since the Trust is concentrated in Berkshire Hathaway, Inc. common stock and the common stock of certain companies in which Berkshire Hathaway, Inc. owns an equity interest, the Trust's lack of diversity increases risks to investors. Berkshire Hathaway, Inc. and the other issuers of Equity Securities included in the Trust have in no way participated in the creation of this Trust.


Pharmaceutical Growth Trust, Series 5. An investment in Units of the Pharmaceutical Growth Trust should be made with an understanding of the characteristics of the pharmaceutical and medical industries and the risks which such investment may entail.

Pharmaceutical companies are companies involved in drug development and production services. Such companies have potential risks unique to their sector of the healthcare field. Such companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from generic drug sales, the termination of their patent protection for drug products and the risk that technological advances will render their products or services obsolete. The research and development costs of bringing a drug to market are substantial and include lengthy governmental review processes, with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic.

The medical sector has historically provided investors with significant growth opportunities. One of the industries included in the sector is pharmaceutical companies. Such companies develop, manufacture and sell prescription and over-the-counter drugs. In addition, they are well known for the vast amounts of money they spend on world-class research and development. In short, such companies work to improve the quality of life for millions of people and are vital to the nation's health and well-being.

As the population of the United States ages, the companies involved in the pharmaceutical field will continue to search for and develop new drugs through advanced technologies and diagnostics. On a worldwide basis, such companies are involved in the development and distributions of drugs and vaccines. These activities may make the pharmaceutical sector very attractive for investors seeking the potential for growth in their investment portfolio. However, there are no assurances that the Trust's objectives will be met.

Legislative proposals concerning healthcare are considered from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of pre-paid healthcare plans. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Equity Securities in the Trust.

Technology Growth Trust, Series 8. An investment in Units of the
Technology Growth Trust should be made with an understanding of the characteristics of the technology industry and the risks which such an investment may entail.

Technology companies generally include companies involved in the development, design, manufacture and sale of computers, computer-related equipment, computer networks, communications systems, telecommunications products, electronic products and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Equity Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Equity Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Equity Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Equity Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Equity Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Equity Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. For example, recent proposals would prohibit the distribution of obscene, lascivious or indecent communications on the Internet. The adoption of any such laws could have a material adverse impact on the Equity Securities in the Trust.

General. Each Trust consists of such Equity Securities listed under the "Schedule of Investments" for each Trust as may continue to be held from time to time in a Trust and any additional Equity Securities acquired and held by the Trusts pursuant to the provisions of the Indenture, together with cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Equity Securities. However, should any contract for the purchase of any of the Equity Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in a Trust to cover such purchase are reinvested in substitute Equity Securities in accordance with the Indenture, refund the cash and sales charge attributable to such failed contract to all Unit holders on the next distribution date.

Because certain of the Equity Securities from time to time may be sold under certain circumstances described herein, and because the proceeds from such events will be distributed to Unit holders and will not be reinvested, no assurance can be given that a Trust will retain for any length of time its present size and composition. Although the Portfolio is not managed, the Sponsor may instruct the Trustee to sell Equity Securities under certain limited circumstances. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Trust, they may be accepted for deposit in such Trust and either sold by the Trustee or held in the Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Portfolio Supervisor). See "Rights of Unit Holders-How May Equity Securities be Removed from a Trust?" Equity Securities, however, will not be sold by a Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation.

Whether or not the Equity Securities are listed on a national securities exchange, the principal trading market for the Equity Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Equity Securities may depend on whether dealers will make a market in the Equity Securities. There can be no assurance that a market will be made for any of the Equity Securities, that any market for the Equity Securities will be maintained or of the liquidity of the Equity Securities in any markets made. In addition, a Trust may be restricted under the Investment Company Act of 1940 from selling Equity Securities to the Sponsor. The price at which the Equity Securities may be sold to meet redemptions, and the value of a Trust, will be adversely affected if trading markets for the Equity Securities are limited or absent.

An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Equity Securities or the general condition of the common stock market may worsen and the value of the Equity Securities and therefore the value of the Units may decline. The past market and earnings performance of the Equity Securities included in the Trusts is not predictive of their future performance. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by a Trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks is subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Equity Securities in the Portfolio may be expected to fluctuate over the life of a Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

Holders of common stocks incur more risk than holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stocks issued by, the issuer. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Certain of the Equity Securities in one or more of the Trusts are of foreign issuers, and therefore, an investment in such a Trust involves some investment risks that are different in some respects from an investment in a trust that invests entirely in securities of domestic issuers. Those investment risks include future political and governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Equity Securities, currency exchange rate fluctuations, exchange control policies, and the limited liquidity and small market capitalization of such foreign countries' securities markets. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. However, due to the nature of the issuers of the Equity Securities included in the Trust, the Sponsor believes that adequate information will be available to allow the Portfolio Supervisor to provide portfolio surveillance.

Certain of the Equity Securities in one or more of the Trusts are in ADR or GDR form. ADRs, which evidence American Depositary Receipts and GDRs, which evidence Global Depositary Receipts, represent common stock deposited with a custodian in a depositary. American Depositary Shares and Global Depositary Shares (collectively, the "Depositary Receipts") are issued by a bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. For purposes of the discussion herein, the terms ADR and GDR generally include American Depositary Shares and Global Depositary Shares, respectively.

Depositary Receipts may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the Depositary Receipts holder, while the company itself is not involved in the transaction. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship between the issuer, the shareholder and the depositary; unsponsored facilities involve several depositaries with no contractual relationship to the company. The depositary bank that issues Depositary Receipts generally charges a fee, based on the price of the Depositary Receipts, upon issuance and cancellation of the Depositary Receipts. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. In addition, the depositary bank incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per underlying shares represented by the Depositary Receipts than would be the case if the underlying share were held directly. Certain tax considerations, including tax rate differentials and withholding requirements, arising from applications of the tax laws of one nation to nationals of another and from certain practices in the Depositary Receipts market may also exist with respect to certain Depositary Receipts. In varying degrees, any or all of these factors may affect the value of the Depositary Receipts compared with the value of the underlying shares in the local market. In addition, the rights of holders of Depositary Receipts may be different than those of holders of the underlying shares, and the market for Depositary Receipts may be less liquid than that for the underlying shares. Depositary Receipts are registered securities pursuant to the Securities Act of 1933 and may be subject to the reporting requirements of the Securities Exchange Act of 1934.

For the Equity Securities that are Depositary Receipts, currency fluctuations will affect the U.S. dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the Depositary Receipts and consequently the value of the Equity Securities. The foreign issuers of securities that are Depositary Receipts may pay dividends in foreign currencies which must be converted into dollars. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries. Therefore, for any securities of issuers (whether or not they are in Depositary Receipt form) whose earnings are stated in foreign currencies, or which pay dividends in foreign currencies or which are traded in foreign currencies, there is a risk that their United States dollar value will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.

Unit holders will be unable to dispose of any of the Equity Securities in a Portfolio, as such, and will not be able to vote the Equity
Securities. As the holder of the Equity Securities, the Trustee will have the right to vote all of the voting stocks in a Trust and will vote such stocks in accordance with the instructions of the Sponsor.

What are the Equity Securities Selected for Business Services Growth Trust, Series 2?

BUSINESS & INFORMATION SERVICES

ABR Information Services, Inc., headquartered in Palm Harbor, Florida, provides healthcare benefits administration, information and compliance services relating to the continuation of healthcare coverage following changes in employment status and certain other events.

Automatic Data Processing, Inc., headquartered in Roseland, New Jersey, through subsidiaries, provides computer services, including employer services, brokerage services, dealer services and automotive claims services.

CSG Systems International Inc., headquartered in Englewood, Colorado, offers its clients a full range of processing services and software and support services which automate customer management functions, including billing, sales support and order processing, invoice calculation and production, management reporting and customer analysis for target marketing.

Equifax, Inc., headquartered in Atlanta, Georgia, through subsidiaries, provides informational services for consumer credit report purposes to retailers, banks and financial institutions; as well as consumer and commercial credit reporting outside the United States and credit and debit card services.

Fair Isaac & Company, Inc., headquartered in San Rafael, California, develops data management systems and services for the consumer credit, personal lines insurance and direct marketing industries. The company employs various tools such as database enhancement software, predictive modeling, adaptive control, and systems automation to help its customers make decisions.

Fiserv, Inc., headquartered in Brookfield, Wisconsin, provides data processing, software system development, item processing and check imaging, multiple technology support and related product businesses. The company has business support centers in Canada, England and Singapore.

Galileo International, Inc., headquartered in Rosemont, Illinois, provides electronic distribution of schedule and fare information, reservation booking and ticket issuance for airlines to travel agencies as well as to other subscribers. The company also provides information and booking capability covering car rental companies and major hotel chains.

HBO & Company, headquartered in Atlanta, Georgia, develops integrated patient care, clinical, financial, managed care and strategic management software solutions for the healthcare industry. The company also provides network communications technologies.

Paychex, Inc., headquartered in Rochester, New York, provides payroll processing, human resource, and benefits outsourcing solutions for small- to medium-sized businesses nationwide.

Quintiles Transnational Corporation, headquartered in Durham, North Carolina, provides full-service contract research, sales and marketing services to the global pharmaceutical, biotechnology and medical device industries. The company also offers health economics and healthcare policy consulting, as well as disease and health information management services.

Rentokil Initial Plc (ADR), headquartered in the United Kingdom, is an international environmental services group. The company's services include pest control, landscaping, hospital waste disposal, cleaning services and general maintenance for offices and washrooms. The company also manufactures and sells products under the "Rentokil" and "Initial" brand names and offers engineering services for heating and ventilation systems.

ServiceMaster Company, headquartered in Downers Grove, Illinois, through subsidiaries, provides lawn, tree, plant and shrub services, pest control, housekeeping, radon testing, cleaning, disaster restoration, home warranty and service plans, and on-site furniture repair and restoration. The company also provides hospital, health, long-term care, education, business and management services.

ELECTRONICS MANUFACTURING SERVICES

SCI Systems, Inc., headquartered in Huntsville, Alabama, designs, makes, markets and services products for the computer, computer peripheral, telecommunication, medical, industrial, consumer and military and aerospace markets.

Sanmina Corporation, headquartered in San Jose, California, provides customized integrated electronics manufacturing services, including turnkey electronic assembly and manufacturing management services, to original equipment manufacturers in the electronics industry.

Solectron Corporation, headquartered in Milpitas, California, provides a complete range of advanced manufacturing services, including sophisticated electronic assembly and turnkey manufacturing management services, to original equipment manufacturers in the electronics industry.

INFORMATION TECHNOLOGY SERVICES & SOFTWARE/YEAR 2000

Analysts International Corporation, headquartered in Minneapolis,
Minnesota, provides services to assist users of computer equipment in the development and maintenance of custom applications software programs and the maintenance of systems software through regional and branch offices.

CIBER, Inc., headquartered in Englewood, Colorado, provides information technology consulting services, combining application software staff supplementation, system life-cycle project responsibility and package software implementation services, through a nationwide network of branch offices in 20 states and Canada.

Cambridge Technology Partners, Inc., headquartered in Cambridge,
Massachusetts, provides management consulting and systems integration. The company combines management consulting, IT strategy, process innovation and implementation, custom and package software deployment, network services and training to deliver business solutions for clients.

Computer Horizons Corporation, headquartered in Mountain Lakes, New Jersey, provides a wide range of information technology services and solutions to major corporations, including staffing, Year 2000 services, application development, conversions/migrations, enterprise network management, legacy maintenance outsourcing, and knowledge transfer and training.

Computer Sciences Corporation, headquartered in El Segundo, California, provides management consulting and education and research programs in the strategic use of information resources. The company also designs, develops and installs computer-based and communications systems; and provides outsourcing services, consumer credit-related services and automated systems.

Compuware Corporation, headquartered in Farmington Hills, Michigan, develops, sells and supports an integrated line of software products, as well as client/server systems management and application development products. The company also offers data processing professional services.

Information Management Resources, Inc., headquartered in Clearwater, Florida, provides applications software outsourcing solutions for the information technology departments of large businesses including software development, application maintenance, migration and re-engineering services and Year 2000 conversion services.

Jack Henry & Associates, Inc., headquartered in Monett, Missouri, provides integrated computer systems for in-house data processing to banks and other financial institutions. The company also installs software, performs data conversion, customizes software for the implementation of its systems and provides customer support services after the systems are installed.

Keane, Inc., headquartered in Boston, Massachusetts, through divisions, provides software design, development and management services to corporations and government agencies with large and recurring software development needs; and develops, makes and supports financial, patient care and clinical application software for hospitals and long-term care facilities. Services and methodologies are designed to enable companies to leverage their existing information systems capability and more rapidly and cost effectively develop and manage mission critical software applications.

Mastech Corporation, headquartered in Oakdale, Pennsylvania, provides information technology services to large organizations including client/server design and development, conversion/migration services, Year 2000 services, enterprise resource planning, package implementation services and maintenance outsourcing.

Metro Information Services, Inc., headquartered in Virginia Beach, Virginia, provides information technology consultants on a contract basis to organizations with complex information technology operations through offices in the United States and Puerto Rico.

PeopleSoft, Inc., headquartered in Pleasanton, California, develops "PeopleSoft Human Resource Management System," "PeopleSoft Distribution" and "PeopleSoft Financials for the Public Sector" software products which are portable and scaleable families of cross-industry client/server enterprise-wide applications for use throughout companies.

SunGard Data Systems, Inc., headquartered in Wayne, Pennsylvania, provides computer services and software, including proprietary investment support systems, comprehensive computer disaster recovery services and proprietary healthcare information systems.

STAFFING

AccuStaff, Inc., headquartered in Jacksonville, Florida, provides strategic staffing, consulting and outsourcing services to businesses, professional and service organizations and government agencies through branch offices in 45 states, the District of Columbia and Canada.

Norrell Corporation, headquartered in Atlanta, Georgia, provides temporary personnel and outsourcing services to businesses, professional and service organizations and government agencies.

On Assignment, Inc., headquartered in Calabasas, California, provides temporary and permanent placement of scientific personnel with laboratories and other institutions. The company also provides temporary and permanent placement of credit, collection and medical billing professionals to the financial services and healthcare industries.

Personnel Group of America, Inc., headquartered in Charlotte, North Carolina, provides information technology and personnel staffing services, including temporary staffing, placement of full-time employees and training and testing of temporary and permanent workers throughout the United States.

Robert Half International, Inc., headquartered in Menlo Park,
California, provides temporary and permanent personnel in the fields of accounting and finance. The company also provides administrative and office personnel, paralegal, legal administrative, legal support positions and temporary information technology professionals.

Romac International, Inc., headquartered in Tampa, Florida, provides temporary, contract and permanent placement of professional and technical personnel under the name "ROMAC."

StaffMark, Inc., headquartered in Fayetteville, Arkansas, provides diversified staffing services to businesses, professional and service organizations, medical niches and governmental agencies. The company operates offices in the United States, Canada and the United Kingdom.

What are the Equity Securities Selected for Energy Growth Trust, Series 4?

OIL & GAS - DRILLING

Cliffs Drilling Company, headquartered in Houston, Texas, provides daywork and turnkey drilling services and engineering services and operates mobile offshore production units (MOPUs). The company also participates in domestic oil and gas exploration and production activities.

Diamond Offshore Drilling, Inc., headquartered in Houston, Texas, performs contract drilling of offshore oil and gas wells. The company operates a fleet of offshore rigs consisting of semisubmersibles, jack-ups and a drillship which operate in the waters of six of the world's seven continents.

ENSCO International Incorporated, headquartered in Dallas, Texas, conducts contract drilling and marine transportation services for the oil and gas industry in the Asia Pacific, Gulf of Mexico, North Sea and Venezuela regions.

Global Marine, Inc., headquartered in Houston, Texas, conducts contract drilling for oil and gas in offshore areas using jackup drilling rigs, drillships, semi-submersible drilling rigs and a drilling system. The company also provides offshore drilling management services and engages in oil and gas exploration, development and production.

Nabors Industries, Inc., headquartered in Houston, Texas, operates the largest land oil and gas drilling contract business in the world. The company also provides a number of ancillary well-site services, makes top drives for a broad range of drilling rig applications, and rig instrumentation equipment to monitor rig performance.

Noble Drilling Corporation, headquartered in Houston, Texas, provides contract drilling of oil and gas wells for others, including offshore and land drilling services, turnkey drilling services and engineering and production management services.

R&B Falcon Corporation, headquartered in Houston, Texas, operates a fleet of inland marine drilling and workover units, shallow-water units and deep-water drilling and service units. The company also operates an inland marine towing and support fleet consisting of tugs and other support units.

Transocean Offshore, Inc., headquartered in Houston, Texas, provides contract drilling of oil and gas wells in offshore areas throughout the world. The company provides additional services, including well engineering and planning, turnkey drilling and coiled tubing drilling.

OIL & GAS - EXPLORATION & PRODUCTION

Noble Affiliates, Inc., headquartered in Ardmore, Oklahoma, explores for, develops and markets oil and gas in the United States as well as internationally, mainly in the United Kingdom sector of the North Sea as well as in Argentina, China, Ecuador and Equatorial Guinea; and markets oil and natural gas for itself and others.

Ocean Energy, Inc., headquartered in Baton Rouge, Louisiana, acquires, explores for, develops and produces crude oil and natural gas, with operations focused primarily in the Gulf of Mexico.

OIL - FIELD SERVICES

BJ Services Company, headquartered in Houston, Texas, provides well stimulation, cementing, sand control and coiled tubing services used in the completion of new oil and natural gas wells and in remedial work on existing wells, both onshore and offshore.

Cooper Cameron Corporation, headquartered in Houston, Texas, makes, sells and services petroleum production equipment and compression and power equipment for the oil and gas drilling, production and transmission markets and for the non-utility power generation, process and industrial markets.

EVI Weatherford, Inc., headquartered in Houston, Texas, provides marine drilling and workover services to the oil and gas industries. The company also makes, distributes and services oilfield equipment, drill pipes, premium tubulars and artificial lift products.

Global Industries, Inc., headquartered in Lafayette, Louisiana, provides pipeline construction, platform installation and removal, and diving services, mainly to the offshore oil and gas industry in the Gulf of Mexico.

Petroleum Geo-Services ASA (ADR), headquartered in Lysaker, Norway, acquires, processes, manages and markets marine seismic data that is used by petroleum companies in the exploration for new reserves, the development of existing fields, and the management of producing fields.

Schlumberger Ltd., headquartered in New York, New York, through subsidiaries, provides oilfield services to the petroleum industry, including measurement of physical properties of underground formations; well testing; pressure measurements; perforating, completion and workover services; reservoir evaluation; and data services.

Tidewater, Inc., headquartered in New Orleans, Louisiana, through divisions, provides support services to the international offshore petroleum industry through a large fleet of vessels operating on a worldwide basis. The company also provides natural gas and air compression equipment and services to the energy industry, mainly in the United States.

Veritas DGC, Inc., headquartered in Houston, Texas, provides seismic data acquisition, data processing and multi-client data surveys to the oil and gas industry in selected markets worldwide.

OIL - INTEGRATED

The British Petroleum Company Plc (ADR), headquartered in London, England, one of the world's largest petroleum and petrochemical groups, produces, transports, refines and markets crude oil, natural gas and related products; and makes and markets petrochemicals and related products. The company also operates tankers for its own use and for third parties.

Chevron Corporation, headquartered in San Francisco, California, explores for, develops and produces crude oil and natural gas;
transports crude oil, natural gas and petroleum products; makes chemicals; and explores for, produces and markets coal and other minerals.

ENI SpA (ADR), headquartered in Rome, Italy, through subsidiaries, explores, develops and produces oil and natural gas in Italy, North Africa, West Africa and the North Sea. The company also supplies, transmits and distributes natural gas; refines and markets oil and petroleum products; produces and sells petrochemicals; and provides oilfield services contracting and engineering.

Mobil Corporation, headquartered in Fairfax, Virginia, produces, transports, refines and markets petroleum and natural gas and related products; and makes and markets chemicals.

Royal Dutch Petroleum Company NV, headquartered in The Netherlands, through subsidiaries, produces crude oil, natural gas, chemicals, coal and metals worldwide; and provides integrated petroleum services in the United States.

Texaco, Inc., headquartered in White Plains, New York, with subsidiaries, explores for, produces, transports, refines, and markets crude oil, natural gas and petroleum products. The company conducts its operations in the United States, Europe and elsewhere throughout the Eastern and Western hemispheres.

Total SA (ADR), headquartered in Paris, France, makes rubber-based products and specialty chemicals; explores and produces crude oil and natural gas; and refines and markets petroleum products.

What are the Equity Securities Selected for Financial Services Growth Trust, Series 5?

BANKS & THRIFTS

Banc One Corporation, headquartered in Columbus, Ohio, through subsidiaries, conducts a general banking business through offices in Arizona, Colorado, Illinois, Indiana, Kentucky, Louisiana, Ohio,
Oklahoma, Texas, Utah, West Virginia and Wisconsin.

BankBoston Corporation, headquartered in Boston, Massachusetts, through subsidiaries, conducts a general banking business, offering a broad range of individual, corporate and global banking services through offices across the United States and in Africa, Asia, Europe and Latin America.

Charter One Financial, Inc., headquartered in Cleveland, Ohio, through wholly-owned Charter One Bank, F.S.B., operates a banking business through full-service banking offices in Michigan, New York and Ohio and loan production offices in Indiana, Kentucky, Michigan and Ohio.

The Chase Manhattan Corporation, headquartered in New York, New York, through subsidiaries, conducts domestic and international financial services business with operations in more than 50 countries and clients throughout the world. Principal bank subsidiaries of the company are The Chase Manhattan Bank, a New York banking corporation, Texas Commerce Bank, N.A., a national bank and Chase Manhattan Bank USA, N.A., a national bank.

First Union Corporation, headquartered in Charlotte, North Carolina, through subsidiaries, conducts a wide range of commercial and retail banking and trust services. The company also provides other financial services including mortgage banking, investment banking, home equity lending, leasing, insurance and securities brokerage.

NationsBank Corporation, headquartered in Charlotte, North Carolina, conducts a general banking business through banking centers and automated teller machines in several states and Washington, D.C. The company also offers corporate banking and investment banking services in the United States and abroad, and provides lending services.

Sovereign Bancorp, Inc., headquartered in Wyomissing, Pennsylvania, conducts a banking business through banking offices serving eastern Pennsylvania, northern Delaware and New Jersey.

U.S. Bancorp, headquartered in Minneapolis, Minnesota, through subsidiaries, conducts a commercial bank and trust business through banking and nonbanking offices in Colorado, Illinois, Iowa, Kansas, Minnesota, Montana, Nebraska, North Dakota, South Dakota, Wisconsin and Wyoming. The company also provides leasing, commercial and agricultural finance, mortgage banking, brokerage and data processing services.

Washington Mutual, Inc., headquartered in Seattle, Washington, through subsidiaries, provides financial services to individuals and small- to mid-sized businesses, including accepting deposits from the general public and making residential and other loans. The company's operations are conducted through offices throughout the United States.


Zions Bancorporation, headquartered in Salt Lake City, Utah, conducts a banking business through offices in Arizona, California, Colorado, Idaho, Nevada, New Mexico and Utah. The company also underwrites insurance; operates an insurance brokerage business; and provides innovative financing solutions for small businesses nationwide.

FINANCIAL SERVICES

American Express Company, headquartered in New York, New York, with subsidiaries, provides travel related services, including travelers' cheques, American Express cards, consumer lending, tour packages and itineraries, and publications; investors diversified financial products and services; and international banking services through offices in 36 countries.

Capital One Financial Corporation, headquartered in Falls Church,
Virginia, issues Visa and MasterCard credit card products to customers in the United States and in the United Kingdom. The company also provides certain consumer lending and deposit services.

Countrywide Credit Industries, Inc., headquartered in Pasadena,
California, through wholly-owned Countrywide Funding Corp., originates, buys, sells and services mortgage loans, including first-lien mortgage loans secured by single- (one to four) family residences; and offers home equity loans in conjunction with newly produced first-lien mortgages as a separate product.

Fannie Mae, headquartered in Washington, D.C., provides ongoing assistance to the secondary market for residential mortgages by providing liquidity for residential mortgage investments, thereby improving the distribution of investment capital available for such mortgage financing.

Freddie Mac, headquartered in McLean, Virginia, is a stockholder owned corporation established by the United States Congress to facilitate funds availability to mortgage lenders. The company buys mortgages from lenders throughout the United States and then pools and packages them as securities to sell to investors.

Household International, Inc., headquartered in Prospect Heights,
Illinois, through subsidiaries, provides consumer financial services, primarily offering consumer lending products to middle market consumers in the United States, Canada and the United Kingdom.

MBNA Corporation, headquartered in Wilmington, Delaware, issues premium and standard MasterCard or Visa bank credit cards marketed mainly through endorsements of membership associations and financial institutions. The company also makes other consumer loans and offers deposit products.

Travelers Group, Inc., headquartered in New York, New York, through subsidiaries, provides investment banking and securities brokerage services; insurance services, including life, accident and health, credit, property and casualty insurance and consumer finance services.

INSURANCE

AFLAC, Inc., headquartered in Columbus, Georgia, through subsidiaries, writes supplemental health insurance, mainly limited to reimbursement for medical, non-medical and surgical expenses of cancer. The company also sells individual and group life, accident and health insurance.

Allstate Corporation, headquartered in Northbrook, Illinois, through subsidiaries, writes property-liability insurance, primarily private passenger automobile and homeowners policies and offers life insurance, annuity and group pension products.

American International Group, Inc., headquartered in New York, New York, provides a broad range of insurance and insurance-related activities and financial services in the United States and abroad. The company also owns and operates ski slopes and related facilities in Vermont.

The Chubb Corporation, headquartered in Warren, New Jersey, through subsidiaries, writes property and casualty insurance, including personal and commercial insurance coverage. The company also develops real estate, mainly in Florida and New Jersey.

MGIC Investment Corporation, headquartered in Milwaukee, Wisconsin, through subsidiaries, provides private mortgage insurance in the United

States to savings institutions, mortgage bankers, commercial banks, mortgage brokers, credit unions and other lenders. The company also provides various underwriting and contract services related to home mortgage lending.

Nationwide Financial Services, Inc., headquartered in Columbus, Ohio, offers long-term savings and retirement products to retail and institutional customers throughout the United States. Products offered include variable and fixed annuities, life insurance, mutual funds, retirement products and administrative services.

SunAmerica, Inc., headquartered in Los Angeles, California, through subsidiaries, sells tax-deferred, long-term savings products for the pre-retirement market, including single premium insurance products, and fixed and variable annuities. The company also provides broker/dealer operations; retirement trust services; asset management; and premium financing.

INVESTMENT SERVICES

Franklin Resources, Inc., headquartered in San Mateo, California, through subsidiaries, provides investment management, marketing, distribution, transfer agency and administrative services to open-end investment companies and to managed and institutional accounts. The company also provides investment management and related services to closed-end investment companies.

Lehman Brothers Holdings, Inc., headquartered in New York, New York, through wholly-owned Lehman Brothers Inc., provides securities underwriting, financial advisory and investment and merchant banking services, securities and commodities trading as principal and agent, and asset management to institutional, corporate, government and high net worth individual clients throughout the United States and the world.

Merrill Lynch & Company, Inc., headquartered in New York, New York, through subsidiaries, provides brokerage, trading and underwriting; investment banking and corporate finance advisory services; asset management; trading of foreign exchange instruments, futures, commodities, derivatives; securities clearance services; banking, trust, and lending services; and insurance services.

Morgan Stanley, Dean Witter, Discover and Company, headquartered in New York, New York, provides a broad range of nationally-marketed credit and investment products, with a principal focus on individual customers. The company provides investment banking, transaction processing, private-label credit card and various other investment advice services.

T. Rowe Price Associates, Inc., headquartered in Baltimore, Maryland, serves as investment advisor to the T. Rowe Price Mutual Funds, other sponsored investment products and institutional and individual private accounts; and it provides certain administrative and shareholder services to the Price Funds and other mutual funds.

What are the Equity Securities Selected for Market Leaders Growth Trust,
Series 3?

American Express Company, headquartered in New York, New York, with subsidiaries, provides travel related services, including travelers' cheques, American Express cards, consumer lending, tour packages, itineraries and publications. The company also provides investors diversified financial products and services; and international banking services through offices in 36 countries.


Berkshire Hathaway, Inc. (Class B), headquartered in Omaha, Nebraska, is a holding company owning subsidiaries in a variety of business sectors. Berkshire Hathaway Insurance Group sells property and casualty insurance and other insurance products. The company also owns the "Buffalo News," which manufactures and markets home cleaning systems, manufactures and sells confectionery products and retails home furnishings. (Class B voting rights equal one-two-hundredth (1/200th) of a vote for each share held. Class B dividend rights equal one-thirtieth (1/30th) of the amount declared for each Class A share held.)


The Coca-Cola Company, headquartered in Atlanta, Georgia, makes and distributes soft drink concentrates and syrups and also markets juice and juice-drink products. The company's products are sold in 200 countries and include the leading soft drink products in most of these countries.

The Walt Disney Company, headquartered in Burbank, California, operates as a diversified international entertainment company with operations consisting of filmed entertainment, theme parks, resorts and consumer products. The company also has broadcasting (including Capital
Cities/ABC, Inc.) and publishing operations.

Freddie Mac, headquartered in McLean, Virginia, is a stockholder owned corporation established by the United States Congress to facilitate funds availability to mortgage lenders. The company buys mortgages from lenders throughout the United States and then pools and packages them as securities to sell to investors.

The Gillette Company, headquartered in Boston, Massachusetts, is a leading manufacturer of male and female grooming products and oral care products. The company is also the top seller of writing instruments and correction products. Gillette's products are distributed through wholesalers, retailers and agents in over 200 countries and territories.

The Washington Post Company (Class B), headquartered in Washington, D.C., with subsidiaries, publishes "The Washington Post," "The Herald," and "The Gazette" newspapers. The company also publishes "Newsweek" magazine; owns and operates VHF television stations and cable television systems. The company owns Stanley Kaplan exam preparation centers and conducts other related businesses.

Wells Fargo & Company, headquartered in San Francisco, California, primarily through wholly-owned Wells Fargo Bank, conducts a general banking business throughout the western and midwestern United States and provides various bank-related services.

What are the Equity Securities Selected for Pharmaceutical Growth Trust,
Series 5?

Abbott Laboratories, headquartered in Abbott Park, Illinois, discovers, develops, makes and sells a broad and diversified line of healthcare products and services. The company's operations are comprised of two principal segments: pharmaceutical and nutritional products and hospital and laboratory products.

Amgen, Inc., headquartered in Thousand Oaks, California, a global biotechnology concern, develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.

Astra AB (ADR), headquartered in Sodertalje, Sweden, researches, develops and makes pharmaceuticals for gastrointestinal disorders, respiratory and cardiovascular disease, the central nervous system and infection and pain control. The company also makes advanced medical devices mainly for surgery, radiology, urotherapy and odontology.

Biogen, Inc., headquartered in Cambridge, Massachusetts, develops and makes pharmaceuticals for human healthcare through genetic engineering. The company is focused primarily on developing and testing products for the treatment of multiple sclerosis, inflammatory and respiratory diseases, kidney diseases and certain viruses and cancers.

Bristol-Myers Squibb Company, headquartered in New York, New York, through divisions and subsidiaries, produces and distributes pharmaceutical and non-prescription health products, toiletries and beauty aids and medical devices.

Dura Pharmaceuticals, Inc., headquartered in San Diego, California, markets and develops prescription pharmaceuticals, drug delivery and monitoring systems for the treatment of asthma, hay fever, chronic obstructive pulmonary disease, the common cold and other respiratory illnesses. The company also operates a mail service pharmacy.

Elan Corporation Plc (ADR), headquartered in Athlone, Ireland, develops and licenses drug delivery systems formulated to increase the therapeutic value of certain medications, with reduced side effects. The company also develops and markets therapeutic agents to diagnose and treat central nervous system diseases and disorders. The company develops its formulated compounds under license arrangements with major pharmaceutical firms and subsequently manufactures the licensees' requirements, in whole or in part.

Eli Lilly and Company, headquartered in Indianapolis, Indiana, with subsidiaries, develops, makes and markets pharmaceutical and animal health products sold in 155 countries around the world. The company also provides healthcare management services in the United States.

Genzyme Corporation, headquartered in Cambridge, Massachusetts, through divisions, develops and markets specialty therapeutic, surgical and diagnostic products, pharmaceuticals and genetic diagnostic services; and it develops, makes and markets biological products for the treatment of cartilage damage, severe burns, chronic skin ulcers and neurodegenerative diseases.

Glaxo Wellcome Plc (ADR), headquartered in London, England, is the world's largest pharmaceutical company. It conducts research into and develops, makes and markets ethical pharmaceuticals around the world. Products include gastrointestinal, respiratory, antiemesis, antimigraine, systemic antibiotics, cardiovascular, dermatological and animal health products; as well as foods.

ICN Pharmaceuticals, Inc., headquartered in Costa Mesa, California, develops, makes and sells pharmaceutical and nutritional products, research chemicals and diagnostic products.

IDEC Pharmaceuticals Corporation, headquartered in San Diego,
California, develops products for the long-term management of immune system cancers and autoimmune and inflammatory diseases. The company's lead immune system cancer and rheumatoid arthritis products are genetically engineered to combat disease through the patient's immune system.

Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment and contact lenses.

Jones Pharma, Inc. (formerly known as Jones Medical Industries, Inc.), headquartered in St. Louis, Missouri, makes and sells pharmaceuticals, including products that serve the thyroid treatment and the critical care segments of the healthcare industry. The company also makes nutritional supplements, including vitamins, minerals and antioxidants.

Merck & Company, Inc., headquartered in Whitehouse Station, New Jersey, discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Mylan Laboratories, Inc., headquartered in Pittsburgh, Pennsylvania, develops, makes and distributes generic and proprietary pharmaceutical and wound care products for resale by others. Products include solid oral dosage forms, as well as suspensions, liquids, injectables and transdermals, many of which are packaged in specialized systems.

Novartis AG (ADR), headquartered in Basel, Switzerland, was created by the merger of Sandoz and Ciba-Geigy, the Swiss pharmaceutical companies. Novartis AG manufactures healthcare products for use in a broad range of medical fields, as well as nutritional and agricultural products. The company markets its products worldwide.

Pfizer, Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Roche Holdings AG (ADR), headquartered in Basel, Switzerland, develops and manufactures pharmaceutical and chemical products. Through its subsidiaries, the company develops pharmaceuticals and drugs, fine chemicals and vitamins, fragrances and flavors, diagnostic equipment and liquid crystals. The company distributes its products throughout Asia, Europe, Latin America and the United States.

Schering-Plough Corporation, headquartered in Madison, New Jersey, develops, makes and markets pharmaceutical and healthcare products worldwide. Products include prescription drugs, animal health, over-the-counter, foot care and sun care products.

SmithKline Beecham Plc (ADR), headquartered in Brentford, England, through subsidiaries, develops, makes and markets human pharmaceuticals, over-the-counter medicines, consumer healthcare products and clinical laboratory testing services.

Teva Pharmaceutical Industries Ltd. (ADR), headquartered in Petach Tikva, Israel, makes, sells and exports antibiotic, cardiovascular, analgesic, gastrointestinal, antidiabetic, fertility, central nervous system, oncological, anti-inflammatory and ophthalmological drugs. The company also makes bulk pharmaceutical chemicals, hospital supplies, veterinary products, yeast and alcohol.

Warner-Lambert Company, headquartered in Morris Plains, New Jersey, makes consumer healthcare products including over-the-counter health products, shaving products and pet care products. Confectionery products include chewing gums, breath mints and hard candies. The company also sells ethical pharmaceuticals, biologicals and empty gelatin capsules.

Watson Pharmaceuticals, Inc., headquartered in Corona, California, researches, develops and sells off-patent and proprietary pharmaceutical products, including therapeutic equivalents of solid, liquid and sustained release products.

Zeneca Group Plc (ADR), headquartered in London, England, researches, develops and makes ethical (prescription) pharmaceuticals, agricultural chemicals, specialty chemicals and seeds; and provides disease-specific healthcare services.

What are the Equity Securities Selected for Technology Growth Trust,
Series 8?

COMPUTER & PERIPHERALS

Compaq Corporation, headquartered in Houston, Texas, makes and markets desktop personal computers, portable computers, workstations, communications products and tower PC servers and peripheral products that store and manage data in network environments. The company's products are marketed mainly to business, home, government and education customers and are sold directly to full-service computer specialty dealers for resale to end-users.

Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of personal computers, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.

EMC Corporation, headquartered in Hopkinton, Massachusetts, designs, makes, markets and supports a wide range of storage-related hardware, software and service products for the open systems, mainframe and network-attached information storage and retrieval system markets.

Gateway 2000, Inc., headquartered in North Sioux City, South Dakota, develops, makes, sells and supports a broad line of desktop and portable personal computers for use by businesses, individuals, government agencies and educational institutions.

Hewlett-Packard Company, headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications, including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, solid state components and instrumentation for chemical analysis.

Sun Microsystems, Inc., headquartered in Palo Alto, California, supplies network computing products, including workstations, desktop systems, storage subsystems, network switches, servers, software, microprocessors and a full range of services and support. The company's software utilizes the UNIX operating system.

COMPUTER NETWORKING

3Com Corporation, headquartered in Santa Clara, California, designs, makes, markets and supports a wide range of global data networking computer systems based on industry standards and an open systems architecture. The company also offers integrated services, digital network adapters, Internet-working products and integrated digital remote access systems. The company's products are distributed and serviced worldwide.

Ascend Communications, Inc., headquartered in Alameda, California, develops, makes, markets, sells and supports a broad range of high-speed digital wide area network access products that enable the company's customers to build Internet access systems, extensions and enhancements to corporate backbone networks, and video conferencing and multimedia access facilities. Internet access systems consist of point-of-presence
(POP) termination equipment for Internet service providers (ISPs) and remote site Internet access equipment for Internet subscribers.

Cisco Systems, Inc., headquartered in San Jose, California, develops, makes, sells and supports high performance Internet-working systems that link geographically dispersed local-area and wide-area networks to form a single, seamless information infrastructure.

SEMICONDUCTOR EQUIPMENT

ASM Lithography Holdings N.V., headquartered in The Netherlands, develops, makes, sells and services advanced photolithography projection systems, known as wafer steppers, that are essential to the fabrication of modern integrated circuits.

Applied Materials, Inc., headquartered in Santa Clara, California, develops, makes, sells and services semiconductor wafer fabrication equipment and related spare parts worldwide. The company also supplies critical dimension scanning electron microscope systems, and wafer and reticle inspection systems.

KLA-Tencor Corporation, headquartered in San Jose, California, designs, makes, markets and services yield management and process monitoring systems for the semiconductor manufacturing industry.

SEMICONDUCTORS

Altera Corporation, headquartered in San Jose, California, develops and markets high-density CMOS (complementary-metal-oxide-semiconductor) programmable logic devices and associated software tools for logic development.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Microcomputer components are integrated circuits consisting of silicon-based semiconductors etched with complex patterns of transistors.

Linear Technology Corporation, headquartered in Milpitas, California, designs, makes and markets a broad line of standard high performance linear integrated circuits using silicon gate complementary metal-oxide semiconductor (CMOS), BiCMOS, and bipolar and complementary bipolar wafer process technologies. Linear circuits monitor, condition, amplify, or transform continuous analog signals associated with such physical properties as temperature, pressure, weight, light, sound, or speed.

Maxim Integrated Products, Inc., headquartered in Sunnyvale, California, designs and makes linear and mixed-signal integrated circuits. Products include data converters, interface circuits, power supplies, microprocessor supervisors, battery chargers, operational amplifiers, multiplexers, switches and voltage references.

PMC-Sierra, Inc., headquartered in Burnaby, B.C. Canada, designs, develops, markets and supports high-performance semiconductor system solutions used in broad-band communications infrastructures, high-band width networks and multimedia personal computers.

STMicroelectronics N.V., headquartered in Genis Pouilly, France, designs, develops, makes and markets a broad range of semiconductor integrated circuits and discrete devices used in a variety of microelectronic applications, including telecommunications and computer systems, consumer products, automotive products and industrial automation and control systems.

SOFTWARE

BMC Software, Inc., headquartered in Houston, Texas, develops, markets and supports standard systems software products to enhance IBM's mainframe database management, network management and data communications software systems.

Check Point Software Technologies, Inc., headquartered in Redwood City, California, develops, markets and supports network security software products that enable connectivity with security and manageability. The company's "Firewall-1" product provides scaleable application support, an open and extensible architecture and integration of authentication, encryption and remote access.

Microsoft Corporation, headquartered in Redmond, Washington, makes, sells and licenses software products, including operating systems, server applications, business and consumer products, Internet software technologies and development tools. The company also markets personal computer books and input devices and researches and develops software technologies. The company is divided into four groups: the Platforms Product Group, the Applications and Content Product Group, the Sales and Support Group and the Operations Group.

Network Associates, Inc., headquartered in Santa Clara, California, develops, markets, distributes and supports network security and management software products, including anti-virus protection, as well as client/server network management tools.

Oracle Corporation, headquartered in Redwood City, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, network products, application development, business intelligence productivity tools and client server business applications.

PeopleSoft, Inc., headquartered in Pleasanton, California, develops "PeopleSoft Human Resource Management System," "PeopleSoft Distribution" and "PeopleSoft Financials for the Public Sector" software products, which are portable and scaleable families of cross-industry client/server enterprise-wide applications for use throughout companies.

SAP AG (ADR), headquartered in Waldorf, Germany, is a multinational software company that develops business software, consults on organizational usage of its application software and provides training services. The company markets its products and services through subsidiaries, distributors and other business partners worldwide.

The Sponsor has obtained the foregoing company descriptions from sources it deems reliable. The Sponsor has not independently verified the provided information either in terms of accuracy or completeness.

What are Some Additional Considerations for Investors?

Investors should be aware of certain other considerations before making a decision to invest in the Trusts.

The value of the Equity Securities will fluctuate over the life of a Trust and may be more or less than the price at which they were deposited in such Trust. The Equity Securities may appreciate or depreciate in value (or pay dividends) depending on the full range of economic and market influences affecting these securities.

Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Security. In the event of a notice that any Equity Security will not be delivered ("Failed Contract Obligations") to a Trust, the Sponsor is authorized under the Indenture to direct the Trustee to acquire other Equity Securities ("Replacement Securities"). Any Replacement Security will be identical to those which were the subject of the failed contract. The Replacement Securities must be purchased within 20 days after delivery of the notice of a failed contract and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Contract Obligations.

If the right of limited substitution described in the preceding paragraph is not utilized to acquire Replacement Securities in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Contract Obligations to all Unit holders of a Trust and the Trustee will distribute the principal attributable to such Failed Contract Obligations not more than 120 days after the date on which the Trustee received a notice from the Sponsor that a Replacement Security would not be deposited in a Trust. In addition, Unit holders should be aware that, at the time of receipt of such principal, they may not be able to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds would have earned for Unit holders of a Trust.

The Indenture also authorizes the Sponsor to increase the size of a Trust and the number of Units thereof by the deposit of additional Equity Securities, or cash (including a letter of credit) with instructions to purchase additional Equity Securities, in such Trust and the issuance of a corresponding number of additional Units. If the Sponsor deposits cash, existing and new investors could experience a dilution of their investments and a reduction in anticipated income because of fluctuations in the prices of the Equity Securities between the time of the cash deposit and the actual purchase of the Equity Securities and because the Trusts will pay the brokerage fees associated therewith.

Each Trust consists of the Equity Securities listed under "Schedule of Investments" for each Trust (or contracts to purchase such Securities) as may continue to be held from time to time in such Trust and any additional Equity Securities acquired and held by such Trust pursuant to the provisions of the Indenture (including provisions with respect to deposits into such Trust of Equity Securities in connection with the issuance of additional Units).

Once all of the Equity Securities in a Trust are acquired, the Trustee will have no power to vary the investments of such Trust, i.e., the Trustee will have no managerial power to take advantage of market variations to improve a Unit holder's investment, and may dispose of Equity Securities only under limited circumstances. See "Rights of Units Holders-How May Equity Securities be Removed from a Trust?"

Like other investment companies, financial and business organizations and individuals around the world, the Trusts could be adversely affected if the computer systems used by the Sponsor, Evaluator, Portfolio Supervisor or Trustee or other service providers to the Trusts do not properly process and calculate date-related information and data involving dates of January 1, 2000 and thereafter. This is commonly known as the "Year 2000 Problem." The Sponsor, Evaluator, Portfolio Supervisor and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem with respect to computer systems that they use and to obtain reasonable assurances that comparable steps are being taken by each Trust's other service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to the Trusts.

The Year 2000 Problem is expected to impact corporations, which may include issuers of the Equity Securities contained in the Trusts to varying degrees based upon various factors, including, but not limited to, their industry sector and degree of technological sophistication. The Sponsor is unable to predict what impact, if any, the Year 2000 Problem will have on issuers of the Equity Securities contained in the Trusts.

To the best of the Sponsor's knowledge, there is no litigation pending as of the Initial Date of Deposit in respect of any Equity Security which might reasonably be expected to have a material adverse effect on a Trust. At any time after the Initial Date of Deposit, litigation may be instituted on a variety of grounds with respect to the Equity Securities. The Sponsor is unable to predict whether any such litigation will be instituted, or if instituted, whether such litigation might have a material adverse effect on a Trust.

Legislation. From time to time Congress considers proposals to reduce the rate of the dividends-received deductions. Enactment into law of a proposal to reduce the rate would adversely affect the after-tax return to investors who can take advantage of the deduction. Unit holders are urged to consult their own tax advisors. Further, at any time after the Initial Date of Deposit, legislation may be enacted that could negatively affect the Equity Securities in a Trust or the issuers of the Equity Securities. Changing approaches to regulation, particularly with respect to any of the industry sectors represented in a Trust, may have a negative impact on certain companies represented in a Trust. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on the Trusts or will not impair the ability of the issuers of the Equity Securities to achieve their business goals.

                             PUBLIC OFFERING

How is the Public Offering Price Determined?


Units are offered at the Public Offering Price. During the initial offering period, the Public Offering Price is based on the aggregate underlying value of the Equity Securities in a Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities), plus or minus cash, if any, in the Income and Capital Accounts of a Trust, plus an initial sales charge equal to the difference between the maximum sales charge of 4.5% of the Public Offering Price and the maximum remaining deferred sales charge, initially $.350 per Unit. Commencing on February 19, 1999, and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through June 18, 1999, a deferred sales charge of $.07 will be assessed per Unit per month. Units purchased subsequent to the initial deferred sales charge payment but still during the initial offering period will be subject to the initial sales charge and the remaining deferred sales charge payments not yet collected. The deferred sales charge will be paid from funds in the Income and/or Capital Accounts, if sufficient, or from the periodic sale of Equity Securities. The total maximum sales charge assessed to Unit holders on a per Unit basis will be 4.5% of the Public Offering Price (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge). In addition, a portion of the Public Offering Price on Units purchased prior to the earlier of six months after the Initial Date of Deposit or the end of the initial offering period also consists of Equity Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trusts, including the costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of a Trust portfolio, legal fees and the initial fees and expenses of the Trustee. The organizational and offering costs will be deducted from the assets of each Trust as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. For secondary market sales after the completion of the deferred sales charge period, the Public Offering Price is also based on the aggregate underlying value of the Equity Securities in a Trust (generally determined by the closing sale prices of listed Equity Securities and the bid prices of over-the-counter traded Equity Securities), plus or minus cash, if any, in the Income and Capital Accounts of a Trust, plus a one-time initial sales charge of 4.5% of the Public Offering Price (equivalent to 4.712% of the net amount invested), which will be reduced by 1/2 of 1% on each subsequent July 30, commencing July 30, 1999 to a minimum sales charge of 3.0%, divided by the number of outstanding Units of a Trust.

During the initial offering period, the Sponsor's Repurchase Price is based on the aggregate underlying value of the Equity Securities in a Trust (generally determined by the closing sale prices of listed Equity Securities and the ask prices of over-the-counter traded Equity Securities), plus or minus cash, if any, in the Income and Capital Accounts of a Trust, plus, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, estimated organizational and offering costs, divided by the number of Units of a Trust outstanding, reduced by the deferred sales charge not yet paid. During the secondary market, the Sponsor's Repurchase Price is also based on the aggregate underlying value of the Equity Securities in a Trust (generally determined by the closing sale prices of listed Equity Securities and the bid prices of over-the-counter traded Equity Securities), plus or minus cash, if any, in the Income and Capital Accounts of a Trust, divided by the number of outstanding Units of a Trust.


The minimum amount which an investor may purchase of a Trust is $1,000 ($500 for Individual Retirement Accounts or other retirement plans). The applicable sales charge for the Trusts for both primary and secondary market sales is reduced by a discount as indicated below for aggregate volume purchases of the Trusts (except for sales made pursuant to a "wrap fee account" or similar arrangements as set forth below):

                                                                  Primary and Secondary
                                                                  _____________________
                                                              Percent of          Percent of
Dollar Amount of Transaction                                  Offering            Net Amount
at Public Offering Price*                                     Price               Invested
____________________________                                  __________          __________
$ 50,000 but less than $100,000                               0.25%               0.2506%
$100,000 but less than $250,000                               0.50%               0.5025%
$250,000 but less than $500,000                               1.00%               1.0101%
$500,000 or more                                              2.00%               2.0408%
___________

* The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

Any such reduced sales charge shall be the responsibility of the selling broker/dealer, bank or other selling agent. The reduced sales charge structure will apply on all purchases of Units of a Trust by the same person on any one day from any one broker/dealer, bank or other selling agent. An investor may aggregate purchases of Units of Trusts contained in this Prospectus and other trusts sponsored by Nike Securities L.P. which are currently in the initial offering period and which have substantially the same sales load and years to maturity as the Trusts for purposes of qualifying for volume purchase discounts listed above. Unit holders of other unit investment trusts in which the Sponsor acted as sole Principal Underwriter and which at the time of their creation had substantially the same sales load and approximately a five-year term ("Eligible Sector Trusts") may utilize their redemption or termination proceeds from the Eligible Sector Trusts to acquire Units of the Trusts during the initial offering period subject only to the remaining deferred sales charge to be collected on such Units. Unit holders who redeem Units of the Eligible Sector Trusts should note that they will be assessed the amount of any remaining deferred sales charges on such units at the time of redemption. Additionally, Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed, for the purposes of calculating the applicable sales charge, to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account. The purchaser must inform the broker/dealer, bank or other selling agent of any such combined purchase prior to the sale in order to obtain the indicated discount. In addition, with respect to the employees, officers and directors (including their immediate family members, defined as spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law and daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor and broker/dealers, banks or other selling agents and their subsidiaries and vendors providing services to the Sponsor, Units may be purchased at the Public Offering Price less the concession the Sponsor typically allows to dealers and other selling agents.

Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to dealers and other selling agents (see "Public Offering-How are Units Distributed?") for purchases by investors who purchase Units through registered investment advisors, certified financial planners or registered broker/dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed.

Had the Units of the Trusts been available for sale on the business day prior to the Initial Date of Deposit, the Public Offering Price would have been as indicated in "Summary of Essential Information." The Public Offering Price of Units on the date of the prospectus or during the initial offering period may vary from the amount stated under "Summary of Essential Information" in accordance with fluctuations in the prices of the underlying Equity Securities. During the initial offering period, the aggregate value of the Units of a Trust shall be determined on the basis of the aggregate underlying value of the Equity Securities therein plus or minus cash, if any, in the Income and Capital Accounts of a Trust. The aggregate underlying value of the Equity Securities during the initial offering period will be determined in the following manner: if the Equity Securities are listed, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing ask prices. If the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current ask prices are unavailable, the evaluation is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Equity Securities on the ask side of the market or (c) by any combination of the above.

After the completion of the initial offering period, the secondary market Public Offering Price will be equal to the aggregate underlying value of the Equity Securities therein, plus or minus cash, if any, in the Income and Capital Accounts of a Trust plus the applicable sales charge. The aggregate underlying value of the Equity Securities for secondary market sales is calculated in the same manner as described above for sales made during the initial offering period with the exception that bid prices are used instead of ask prices.

Although payment is normally made three business days following the order for purchase (the "date of settlement"), payment may be made prior thereto. A person will become owner of the Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of Certificates representing Units so ordered will be made three business days following such order or shortly thereafter. See "Rights of Unit Holders-How May Units be Redeemed?" for information regarding the ability to redeem Units ordered for purchase.

How are Units Distributed?

During the initial offering period (i) for Units issued on the Initial Date of Deposit and (ii) for additional Units issued after such date as additional Equity Securities or cash are deposited by the Sponsor, Units will be distributed to the public at the then current Public Offering Price. The initial offering period may be up to approximately 360 days. During such period, the Sponsor may deposit additional Equity Securities or cash in a Trust and create additional Units. Units reacquired by the Sponsor during the initial offering period (at prices based upon the aggregate underlying value of the Equity Securities in a Trust plus or minus a pro rata share of cash, if any in the Income and Capital Accounts of such Trust) may be resold at the then current Public Offering Price. Upon the termination of the initial offering period, unsold Units created or reacquired during the initial offering period will be sold or resold at the then current Public Offering Price.

Upon completion of the initial offering, Units repurchased in the secondary market (see "Public Offering-Will There be a Secondary

Market?") may be offered by this prospectus at the secondary market public offering price determined in the manner described above.


It is the intention of the Sponsor to qualify Units of the Trusts for sale in a number of states. Sales initially will be made to dealers and other selling agents at prices which represent a concession or agency commission of 3.2% of the Public Offering Price, and, for secondary market sales, 3.2% of the Public Offering Price (or 65% of the then current maximum sales charge after July 30, 1999). Dealers and other selling agents will be allowed a concession or agency commission on the sale of Units purchased with redemption or termination proceeds from Eligible Sector Trusts equal to (i) $.22 per Unit on Units sold subject to a deferred sales charge of $.350 per Unit or (ii) 63% of the then current maximum remaining deferred sales charge on Units sold subject to a deferred sales charge of less than $.350 per Unit. Volume concessions or agency commissions of an additional 0.30% of the Public Offering Price on all purchases of Units of the Trusts will be given to any broker/dealer or bank who has aggregate purchases of Trust Units from the Sponsor on the Initial Date of Deposit of at least $100,000 of the Trusts or purchases $250,000 of any one of such Trusts on any day thereafter. In addition, dealers and other selling agents will receive an additional volume concession or agency commission with respect to sales of Units of each individual Trust in the amounts set forth below:


                                                          Additional
Total Sales per Trust                                     Concession
_____________________                                     __________
$1,000,000 but less than $2,000,000                       .10%
$2,000,000 but less than $3,000,000                       .15%
$3,000,000 but less than $10,000,000                      .20%
$10,000,000 or more                                       .30%


Effective on each July 30, commencing July 30, 1999, the sales charge will be reduced by 1/2 of 1% to a minimum sales charge of 3.0%. However, resales of Units of a Trust by such dealers and other selling agents to the public will be made at the Public Offering Price described in the prospectus. The Sponsor reserves the right to change the amount of the concession or agency commission from time to time. Certain commercial banks may be making Units of a Trust available to their customers on an agency basis. A portion of the sales charge paid by these customers is retained by or remitted to the banks in the amounts indicated above. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In Texas and in certain other states, any banks making Units available must be registered as broker/dealers under state law.


From time to time the Sponsor may implement programs under which broker/dealers, banks or other selling agents of a Trust may receive nominal awards from the Sponsor for each of their registered representatives who have sold a minimum number of UIT Units during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales force of a broker/dealer, bank or other selling agent may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such dealer that sponsors sales contests or recognition programs conforming to criteria established by the Sponsor, or participates in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying dealers for certain services or activities which are primarily intended to result in sales of Units of a Trust. Such payments are made by the Sponsor out of its own assets, and not out of the assets of a Trust. These programs will not change the price Unit holders pay for their Units or the amount that the Trusts will receive from the Units sold.

The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trusts and returns over specified periods on other similar trusts sponsored by Nike Securities L.P. with returns on other taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics
that  may differ from those of the  Trusts.  U.S. Government   bonds,
for  example,  are backed by  the   full   faith and credit of the U.S.
Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trusts are described more fully elsewhere in this Prospectus.

Information on percentage changes in the dollar value of Units, on the basis of changes in Unit price may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective Unit holders. Total return figures are not averaged, and may not reflect deduction of the sales charge, which would decrease the return. Average annualized return figures reflect deduction of the maximum sales charge. No provision is made for any income taxes payable.

Past performance may not be indicative of future results. Each Trust's portfolio is not managed. Unit price and return fluctuate with the value of the common stocks in a Trust's portfolio, so there may be a gain or loss when Units are sold.

Each Trust's performance may be compared to performance on a total return basis with the Dow Jones Industrial Average, the S&P 500 Composite Stock Price Index, or performance data from Lipper Analytical Services, Inc. and Morningstar Publications, Inc. or from publications such as Money, The New York Times, U.S. News and World Report, Business Week, Forbes or Fortune. As with other performance data, performance comparisons should not be considered representative of a Trust's relative performance for any future period.

What are the Sponsor's Profits?


The Sponsor of the Trusts will receive a gross sales commission equal to 4.5% of the Public Offering Price of the Units (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge), less any reduced sales charge described under "Public Offering-How is the Public Offering Price Determined?" See "Public Offering-How are Units Distributed?" for information regarding the receipt of additional concessions available to dealers and other selling agents. In addition, the Sponsor may be considered to have realized a profit or to have sustained a loss, as the case may be, in the amount of any difference between the cost of the Equity Securities to the Trusts (which is based on the Evaluator's determination of the aggregate offering price of the underlying Equity Securities of such Trust on the Initial Date of Deposit as well as subsequent deposits) and the cost of such Equity Securities to the Sponsor. See Note (2) of "Schedule of Investments" for each Trust. During the initial offering period, the dealers and other selling agents also may realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the Public Offering Price received by the dealers and other selling agents upon the sale of Units.



In maintaining a market for the Units, the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes a sales charge of 4.5% subject to reduction beginning July 30, 1999) or redeemed. The secondary market public offering price of Units may be greater or less than the cost of such Units to the Sponsor.


Will There be a Secondary Market?

After the initial offering period, although not obligated to do so, the Sponsor intends to maintain a market for the Units and continuously offer to purchase Units at prices, subject to change at any time, based upon the aggregate underlying value of the Equity Securities in a Trust plus or minus cash, if any, in the Income and Capital Accounts of such Trust. All expenses incurred in maintaining a secondary market, other than the fees of the Evaluator and the costs of the Trustee in transferring and recording the ownership of Units, will be borne by the Sponsor. If the supply of Units exceeds demand, or for some other business reason, the Sponsor may discontinue purchases of Units at such prices. IF A UNIT HOLDER WISHES TO DISPOSE OF HIS OR HER UNITS, HE OR SHE SHOULD INQUIRE OF THE SPONSOR AS TO CURRENT MARKET PRICES PRIOR TO MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. Units subject to a deferred sales charge which are sold or tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of sale or redemption.

                         RIGHTS OF UNIT HOLDERS

How is Evidence of Ownership Issued and Transferred?

The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units may be evidenced by registered certificates executed by the Trustee and the Sponsor. Delivery of certificates representing Units ordered for purchase is normally made three business days following such order or shortly thereafter. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. Certificates to be redeemed must be properly endorsed or accompanied by a written instrument or instruments of transfer. A Unit holder must sign exactly as his or her name appears on the face of the certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Record ownership may occur before settlement.

Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof, numbered serially for purposes of identification.

Unit holders may elect to hold their Units in uncertificated form. The Trustee will maintain an account for each such Unit holder and will credit each such account with the number of Units purchased by that Unit holder. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send to the registered owner of Units a written initial transaction statement containing a description of their respective Trust; the number of Units issued or transferred; the name, address and taxpayer identification number, if any, of the new registered owner; a notation of any liens and restrictions of the issuer and any adverse claims to which such Units are or may be subject or a statement that there are no such liens, restrictions or adverse claims; and the date the transfer was registered. Uncertificated Units are transferable through the same procedures applicable to Units evidenced by certificates (described above), except that no certificate need be presented to the Trustee and no certificate will be issued upon the transfer unless requested by the Unit holder. A Unit holder may at any time request the Trustee to issue certificates for Units.

Although no such charge is now made or contemplated, a Unit holder may be required to pay $2.00 to the Trustee per certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or exchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Unit holder may be required to furnish indemnity satisfactory to the Trustee and pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

How are Income and Capital Distributed?

The Trustee will distribute any net income received with respect to any of the securities in a Trust on or about the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer. The pro rata share of cash in the Capital Account of a Trust will be computed as of the fifteenth day of each month. Proceeds received on the sale of any Equity Securities in a Trust, to the extent not used to meet redemptions of Units or pay expenses, will, however, be distributed on the last day of each month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. The Trustee is not required to pay interest on funds held in the Capital Account of a Trust (but may itself earn interest thereon and therefore benefit from the use of such funds). Notwithstanding, distributions of funds in the Capital Account, if any, will be made on the last day of each December to Unit holders of record as of December
15. See "What is the Federal Tax Status of Unit Holders?"

It is anticipated that the deferred sales charge will be collected from the Capital Account and that amounts in the Capital Account will be sufficient to cover the cost of the deferred sales charge. However, to the extent that amounts in the Capital Account are insufficient to satisfy the then current deferred sales charge obligation, Equity Securities may be sold to meet such shortfall. Distributions of amounts necessary to pay the deferred portion of the sales charge will be made to an account designated by the Sponsor for purposes of satisfying Unit holders' deferred sales charge obligations.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of any distribution made by a Trust if the Trustee has not been furnished the Unit holder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unit holder only when filing a tax return. Under normal circumstances the Trustee obtains the Unit holder's tax identification number from the selling broker. However, a Unit holder should examine his or her statements from the Trustee to make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one should be provided as soon as possible.

Within a reasonable time after each Trust is terminated, each Unit holder will, upon surrender of his or her Units for redemption, receive:
(i) the pro rata share of the amounts realized upon the disposition of Equity Securities, unless he or she elects an In-Kind Distribution as described under "Other Information-How May the Indenture be Amended or Terminated?" and (ii) a pro rata share of any other assets of a Trust, less expenses of such Trust.

The Trustee will credit to the Income Account of a Trust any dividends received on the Equity Securities therein. All other receipts (e.g. return of capital, etc.) are credited to the Capital Account of each Trust.

The Trustee may establish reserves (the "Reserve Account") within each Trust for state and local taxes, if any, and any governmental charges payable out of a Trust.

What Reports will Unit Holders Receive?

The Trustee shall furnish Unit holders in connection with each distribution a statement of the amount of income, if any, and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a Unit holder of a Trust the following information in reasonable detail: (1) a summary of transactions in such Trust for such year; (2) any Equity Securities sold during the year and the Equity Securities held at the end of such year by such Trust; (3) the redemption price per Unit based upon a computation thereof on the 31st day of December of such year (or the last business day prior thereto); and (4) amounts of income and capital distributed during such year.

In order to comply with Federal and state tax reporting requirements, Unit holders will be furnished, upon request to the Trustee, evaluations of the Securities in the Trusts furnished to it by the Evaluator.

How May Units be Redeemed?

A Unit holder may redeem all or a portion of his or her Units by tender to the Trustee at its unit investment trust office in the City of New York of the certificates representing the Units to be redeemed, or in the case of uncertificated Units, delivery of a request for redemption, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed as explained above (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates), and payment of applicable governmental charges, if any. No redemption fee will be charged. On the third business day following such tender, the Unit holder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee (if such day is a day on which the New York Stock Exchange is open for trading), except that as regards Units received after 4:00 p.m. Eastern time (or as of any earlier closing time on a day on which the New York Stock Exchange is scheduled in advance to close at such earlier time), the date of tender is the next day on which the New York Stock Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day. Units so redeemed shall be cancelled. Units tendered for redemption prior to such time as the entire deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of redemption.


Any Unit holder tendering 1,000 Units or more of a Trust for redemption may request by written notice submitted at the time of tender from the Trustee in lieu of a cash redemption a distribution of shares of Equity Securities in an amount and value of Equity Securities per Unit equal to the Redemption Price Per Unit as determined as of the evaluation next following tender. However, no In-Kind Distribution requests submitted during the nine business days prior to the Mandatory Termination Date will be honored. To the extent possible, in-kind distributions ("In-Kind Distributions") shall be made by the Trustee through the distribution of each of the Equity Securities in book-entry form to the account of the Unit holder's bank or broker-dealer at the Depository Trust Company. An In-Kind Distribution will be reduced by customary transfer and registration charges. The tendering Unit holder will receive his or her pro rata number of whole shares of each of the Equity Securities comprising the portfolio and cash from the Capital Account equal to the fractional shares to which the tendering Unit holder is entitled. The Trustee may adjust the number of shares of any issue of Equity Securities included in a Unit holder's In-Kind Distribution to facilitate the distribution of whole shares, such adjustment to be made on the basis of the value of Equity Securities on the date of tender. See "What is the Federal Tax Status of Unit Holders?" If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unit holder, the Trustee may sell Equity Securities in the manner described above.


Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unit holder's tax identification number in the manner required by such regulations. For further information regarding this withholding, see "Rights of Unit Holders-How are Income and Capital Distributed?" In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

Any amounts paid on redemption representing income shall be withdrawn from the Income Account of a Trust to the extent that funds are available for such purpose, or from the Capital Account. All other amounts paid on redemption shall be withdrawn from the Capital Account of each Trust.

The Trustee is empowered to sell Equity Securities of each Trust in order to make funds available for redemption. To the extent that Equity Securities are sold, the size and diversity of each Trust will be reduced. Such sales may be required at a time when Equity Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.


The Redemption Price per Unit will be determined on the basis of the aggregate underlying value of the Equity Securities in a Trust plus or minus cash, if any, in the Income and Capital Accounts of such Trust. The Redemption Price per Unit is the pro rata share of each Unit determined by the Trustee by adding: (1) the cash on hand in a Trust other than cash deposited in a Trust to purchase Equity Securities not applied to the purchase of such Equity Securities; (2) the aggregate value of the Equity Securities held in a Trust, as determined by the Evaluator on the basis of the aggregate underlying value of the Equity Securities in such Trust next computed; and (3) dividends receivable on the Equity Securities trading ex-dividend as of the date of computation; and deducting therefrom: (1) amounts representing any applicable taxes or governmental charges payable out of the Trust; (2) any amounts owing to the Trustee for its advances; (3) an amount representing estimated accrued expenses of a Trust, including but not limited to fees and expenses of the Trustee (including legal and auditing fees), the Evaluator and supervisory fees, if any; (4) cash held for distribution to Unit holders of record of a Trust as of the business day prior to the evaluation being made; and (5) other liabilities incurred by a Trust; and finally dividing the results of such computation by the number of Units of the Trust outstanding as of the date thereof. The redemption price per Unit will be assessed the amount, if any, of the remaining deferred sales charge at the time of redemption. Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organizational and offering costs as set forth under "Summary of Essential Information" for each Trust.



The aggregate value of the Equity Securities used to calculate the Redemption Price per Unit will be determined in the following manner: if the Equity Securities are listed, this evaluation is generally based on the closing sale prices on that exchange (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange, at the closing ask prices (during the initial offering period) or the closing bid prices (subsequent to the initial offering period). If the Equity Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange, the evaluation shall generally be based on the current ask or bid prices (as appropriate) on the over-the-counter market (unless these prices are inappropriate as a basis for evaluation). If current ask or bid prices (as appropriate) are unavailable, the evaluation is generally determined (a) on the basis of current ask or bid prices (as appropriate) for comparable securities,
(b) by appraising the value of the Equity Securities on the ask or bid side of the market (as appropriate) or (c) by any combination of the above.


The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on the New York Stock Exchange is restricted or any emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances, the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unit holders to redeem their Units. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

How May Units be Purchased by the Sponsor?

The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before 1:00 p.m. Eastern time on the same business day and by making payment therefor to the Unit holder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units. In the event the Sponsor does not purchase Units, the Trustee may sell Units tendered for redemption in the over-the-counter market, if any, as long as the amount to be received by the Unit holder is equal to the amount he or she would have received on redemption of the Units.

The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then effective prospectus describing such Units. Any profit or loss resulting from the resale or redemption of such Units will belong to the Sponsor.

How May Equity Securities be Removed from a Trust?

The Portfolios of the Trusts are not "managed" by the Sponsor or the Trustee; their activities described herein are governed solely by the provisions of the Indenture. The Indenture provides that the Sponsor may (but need not) direct the Trustee to dispose of an Equity Security in the event that an issuer defaults in the payment of a dividend that has been declared, that any action or proceeding has been instituted restraining the payment of dividends or there exists any legal question or impediment affecting such Equity Security, that the issuer of the Equity Security has breached a covenant which would affect the payments of dividends, the credit standing of the issuer or otherwise impair the sound investment character of the Equity Security, that the issuer has defaulted on the payment on any other of its outstanding obligations, that the price of the Equity Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor, the retention of such Equity Securities would be detrimental to a Trust. Except as stated under "Portfolio-What are Some Additional Considerations for Investors?" for Failed Contract Obligations, the acquisition by a Trust of any securities or other property other than the Equity Securities is prohibited. Pursuant to the Indenture and with limited exceptions, the Trustee may sell any securities or other property acquired in exchange for Equity Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Trust, they may be accepted for deposit in a Trust and either sold by the Trustee or held in a Trust pursuant to the direction of the Sponsor (who may rely on the advice of the Portfolio Supervisor). Proceeds from the sale of Equity Securities (or any securities or other property received by a Trust in exchange for Equity Securities) by the Trustee are credited to the Capital Account of a Trust for distribution to Unit holders or to meet redemptions. The Trustee may, from time to time, retain and pay compensation to the Sponsor (or an affiliate of the Sponsor) to act as agent for the Trusts with respect to selling Equity Securities from the Trusts. In acting in such capacity, the Sponsor or its affiliate will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may also sell Equity Securities designated by the Sponsor, or if not so directed, in its own discretion, for the purpose of redeeming Units of a Trust tendered for redemption and the payment of expenses.

The Sponsor, in designating Equity Securities to be sold by the Trustee, will generally make selections in order to maintain, to the extent practicable, the proportionate relationship among the number of shares of individual issues of Equity Securities. To the extent this is not practicable, the composition and diversity of the Equity Securities may be altered. In order to obtain the best price for a Trust, it may be necessary for the Sponsor to specify minimum amounts (generally 100 shares) in which blocks of Equity Securities are to be sold. The Sponsor may consider sales of Units of unit investment trusts which it sponsors in making recommendations to the Trustee as to the selection of broker/dealers to execute the Trusts' portfolio transactions.

            INFORMATION AS TO SPONSOR, TRUSTEE AND EVALUATOR

Who is the Sponsor?

Nike Securities L.P., the Sponsor, specializes in the underwriting, trading and distribution of unit investment trusts and other securities. Nike Securities L.P., an Illinois limited partnership formed in 1991, acts as Sponsor for successive series of The First Trust Combined Series, the FT Series (formerly known as The First Trust Special Situations Trust), The First Trust Insured Corporate Trust, The First Trust of Insured Municipal Bonds and The First Trust GNMA. First Trust introduced the first insured unit investment trust in 1974 and to date more than $9 billion in First Trust unit investment trusts have been deposited. The Sponsor's employees include a team of professionals with many years of experience in the unit investment trust industry. The Sponsor is a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation and has its principal offices at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number (630) 241-4141. As of December 31, 1997, the total partners' capital of Nike Securities L.P. was $11,724,071 (audited). (This paragraph relates only to the Sponsor and not to the Trusts or to any series thereof or to any other dealer. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

Who is the Trustee?

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th floor, New York, New York 10004-2413. Unit holders who have questions regarding the Trusts may call the Customer Service Help Line at 1-800-682-7520. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee, whose duties are ministerial in nature, has not participated in the selection of the Equity Securities. For information relating to the responsibilities of the Trustee under the Indenture, reference is made to the material set forth under "Rights of Unit
Holders."

The Trustee and any successor trustee may resign by executing an instrument in writing and filing the same with the Sponsor and mailing a copy of a notice of resignation to all Unit holders. Upon receipt of such notice, the Sponsor is obligated to appoint a successor trustee promptly. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Indenture.

If upon resignation of a trustee no successor has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor Trustee. The Trustee must be a banking corporation organized under the laws of the United States or any State and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Limitations on Liabilities of Sponsor and Trustee

The Sponsor and the Trustee shall be under no liability to Unit holders for taking any action or for refraining from taking any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith, gross negligence (ordinary negligence in the case of the Trustee) or reckless disregard of their obligations and duties. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Equity Securities. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of the Trust which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

If the Sponsor shall fail to perform any of its duties under the Indenture or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (a) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, or (b) terminate the Indenture and liquidate the Trust as provided herein, or (c) continue to act as Trustee without terminating the Indenture.

Who is the Evaluator?

The Evaluator is First Trust Advisers L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532. The Evaluator may resign or may be removed by the Sponsor or the Trustee, in which event the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by the successor Evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

The Trustee, Sponsor and Unit holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Indenture shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unit holders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

                            OTHER INFORMATION

How May the Indenture be Amended or Terminated?

The Sponsor and the Trustee have the power to amend the Indenture without the consent of any of the Unit holders when such an amendment is
(1) to cure any ambiguity or to correct or supplement any provision of the Indenture which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interest of the Unit holders (as determined in good faith by the Sponsor and the Trustee).

The Indenture provides that a Trust shall terminate upon the Mandatory Termination Date indicated herein under "Summary of Essential Information." A Trust may be liquidated at any time by consent of 100% of the Unit holders of a Trust or by the Trustee when the value of the Equity Securities owned by a Trust as shown by any evaluation, is less than the lower of $2,000,000 or 20% of the total value of Equity Securities deposited in such Trust during the initial offering period, or in the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by a broker/dealer, including the Sponsor. If a Trust is liquidated because of the redemption of unsold Units of such Trust by a broker/dealer, the Sponsor will refund to each purchaser of Units of such Trust the entire sales charge paid by such purchaser. In the event of termination, written notice thereof will be sent by the Trustee to all Unit holders of such Trust. Within a reasonable period after termination, the Trustee will follow the procedures set forth under "Rights of Unit Holders-How are Income and Capital Distributed?"


Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Equity Securities will begin to be sold in connection with the termination of a Trust. The Sponsor will determine the manner, timing and execution of the sale of the Equity Securities. Written notice of any termination of a Trust specifying the time or times at which Unit holders may surrender their certificates for cancellation shall be given by the Trustee to each Unit holder at his or her address appearing on the registration books of the Trust maintained by the Trustee. At least 60 days prior to the Mandatory Termination Date of a Trust the Trustee will provide written notice thereof to all Unit holders and will include with such notice a form to enable Unit holders to elect a distribution of shares of Equity Securities (reduced by customary transfer and registration charges), if such Unit holder owns at least 1,000 Units of such Trust, rather than to receive payment in cash for such Unit holder's pro rata share of the amounts realized upon the disposition by the Trustee of Equity Securities. To be effective, the election form, together with surrendered certificates and other documentation required by the Trustee, must be returned to the Trustee at least ten business days prior to the Mandatory Termination Date of a Trust. Unit holders not electing or eligible to receive a distribution of shares of Equity Securities will receive a cash distribution from the sale of the remaining Equity Securities within a reasonable time after a Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the funds of such Trust any accrued costs, expenses, advances or indemnities provided by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Equity Securities in a Trust in connection with termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. In addition, to the extent that Equity Securities are sold prior to the Mandatory Termination Date, Unit holders will not benefit from any stock appreciation they would have received had the Equity Securities not been sold at such time. The Trustee will then distribute to each Unit holder his or her pro rata share of the balance of the Income and Capital Accounts.


Legal Opinions

The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Carter, Ledyard & Milburn, will act as counsel for the Trustee and as special New York tax counsel for the Trusts.

Experts

The statements of net assets, including the schedules of investments, of the Trusts at the opening of business on the Initial Date of Deposit appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                     REPORT OF INDEPENDENT AUDITORS

The Sponsor, Nike Securities L.P., and Unit Holders
FT 259


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 259, comprised of Business Services Growth Trust, Series 2; Energy Growth Trust, Series 4; Financial Services Growth Trust, Series 5; Market Leaders Growth Trust, Series 3; Pharmaceutical Growth Trust, Series 5 and Technology Growth Trust, Series 8, as of the opening of business on July 15, 1998. These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audit.



We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the letter of credit allocated among the Trusts on July 15, 1998. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audit of the statements of net assets provides a reasonable basis for our opinion.



In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 259, comprised of Business Services Growth Trust, Series 2; Energy Growth Trust, Series 4; Financial Services Growth Trust, Series 5; Market
Leaders Growth Trust, Series 3; Pharmaceutical Growth Trust, Series 5 and Technology Growth Trust, Series 8, at the opening of business on July 15, 1998 in conformity with generally accepted accounting principles.


                                        ERNST & YOUNG LLP


Chicago, Illinois
July 15, 1998

                                                 Statements of Net Assets

                                                                   FT 259
                                        At the Opening of Business on the
                                    Initial Date of Deposit-July 15, 1998


                                                                      Business           Energy             Financial
                                                                      Services           Growth             Services
                                                                      Growth Trust       Trust              Growth Trust
                                                                      Series 2           Series 4           Series 5
                                                                      _____________      ________           ____________
NET ASSETS
Investment in Equity Securities represented
   by purchase contracts (1) (2)                                      $147,790           $148,231           $148,837
Less accrued organizational and offering costs (3)                        (336)              (337)              (338)
Less liability for deferred sales charge (4)                            (5,225)            (5,241)            (5,262)
                                                                      ________           ________           ________
Net assets                                                            $142,229           $142,653           $143,237
                                                                      ========           ========           ========
Units outstanding                                                       14,928             14,973             15,034

ANALYSIS OF NET ASSETS
Cost to investors (5)                                                 $149,283           $149,728           $150,340
Less sales charge (5)                                                   (6,718)            (6,738)            (6,765)
Less estimated organizational and offering costs (3)                      (336)              (337)              (338)
                                                                      ________           ________           ________
Net assets                                                            $142,229           $142,653           $143,237
                                                                      ========           ========           ========

                    NOTES TO STATEMENT OF NET ASSETS

(1) Aggregate cost of the Equity Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.


(2) An irrevocable letter of credit totaling $1,200,000 issued by The Chase Manhattan Bank, which will be allocated among each of the six Trusts in FT 259, has been deposited with the Trustee as collateral, which is sufficient to cover the monies necessary for the purchase of the Equity Securities pursuant to contracts for the purchase of such Equity Securities.



(3) A portion of the Public Offering Price on Units purchased prior to the earlier of six months after the Initial Date of Deposit or the end of the initial offering period consists of Equity Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trusts. These costs have been estimated at $.0225 per Unit for each Trust, based upon the expected number of Units of each Trust to be created. A distribution will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the organizational and offering cost obligation of the investors to the Sponsor will be satisfied. To the extent the number of Units of a Trust is larger or smaller than the estimate, the actual distribution per Unit for such Trust may differ from that set forth above.



(4) Represents the amount of mandatory distributions from each Trust ($.350 per Unit), payable to the Sponsor in five equal monthly installments beginning on February 19, 1999, and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through June 18, 1999. If Units are redeemed prior to June 18, 1999, the remaining amount of the deferred sales charge applicable to such Units will be payable at the time of redemption.



(5) The aggregate cost to investors includes a sales charge computed at the rate of 4.5% of the Public Offering Price (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge as set forth under "Public
Offering-How is the Public Offering Price Determined?"

                                        Statements of Net Assets (con't.)

                                                                   FT 259
                                        At the Opening of Business on the
                                    Initial Date of Deposit-July 15, 1998


                                                                Market Leaders        Pharmaceutical        Technology
                                                                Growth Trust          Growth Trust          Growth Trust
                                                                Series 3              Series 5              Series 8
                                                                ______________        _______________       ____________
NET ASSETS
Investment in Equity Securities represented
     by purchase contracts (1) (2)                              $148,036              $148,309              $148,121
Less accrued organizational and offering costs (3)                  (336)                 (337)                 (337)
Less liability for deferred sales charge (4)                      (5,234)               (5,243)               (5,236)
                                                                ________              ________              ________
Net assets                                                      $142,466              $142,729              $142,548
                                                                ========              ========              ========
Units outstanding                                                 14,953                14,981                14,961

ANALYSIS OF NET ASSETS
Cost to investors (5)                                           $149,531              $149,807              $149,618
Less sales charge (5)                                             (6,729)               (6,741)               (6,733)
Less estimated organizational and offering costs (3)                (336)                 (337)                 (337)
                                                                ________              ________              ________
Net assets                                                      $142,466              $142,729              $142,548
                                                                ========              ========              ========

                    NOTES TO STATEMENT OF NET ASSETS

(1) Aggregate cost of the Equity Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.


(2) An irrevocable letter of credit totaling $1,200,000 issued by The Chase Manhattan Bank, which will be allocated among each of the six Trusts in FT 259, has been deposited with the Trustee as collateral, which is sufficient to cover the monies necessary for the purchase of the Equity Securities pursuant to contracts for the purchase of such Equity Securities.



(3) A portion of the Public Offering Price on Units purchased prior to the earlier of six months after the Initial Date of Deposit or the end of the initial offering period consists of Equity Securities in an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trusts. These costs have been estimated at $.0225 per Unit for each Trust, based upon the expected number of Units of each Trust to be created. A distribution will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the organizational and offering cost obligation of the investors to the Sponsor will be satisfied. To the extent the number of Units of a Trust is larger or smaller than the estimate, the actual distribution per Unit for such Trust may differ from that set forth above.



(4) Represents the amount of mandatory distributions from each Trust ($.350 per Unit), payable to the Sponsor in five equal monthly installments beginning on February 19, 1999, and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through June 18, 1999. If Units are redeemed prior to June 18, 1999, the remaining amount of the deferred sales charge applicable to such Units will be payable at the time of redemption.



(5) The aggregate cost to investors includes a sales charge computed at the rate of 4.5% of the Public Offering Price (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge as set forth under "Public
Offering-How is the Public Offering Price Determined?"

                                                  Schedule of Investments

                                 BUSINESS SERVICES GROWTH TRUST, SERIES 2
                                                                   FT 259
  At the Opening of Business on the Initial Date of Deposit-July 15, 1998


                                                                                 Percentage       Market       Cost of
                                                                                 of Aggregate     Value        Equity
 Number      Ticker Symbol and                                                   Offering         per          Securities
 of Shares   Name of Issuer of Equity Securities (1)                             Price            Share        to Trust (2)
 _________   _______________________________________                             ____________     ______       ___________
             BUSINESS & INFORMATION SERVICES
 204         ABRX         ABR Information Services, Inc.                         2.81%            $20.375      $  4,157
  58         AUD          Automatic Data Processing, Inc.                        2.89%             73.750         4,277
  92         CSGS         CSG Systems International Inc.                         2.86%             46.000         4,232
 111         EFX          Equifax, Inc.                                          2.90%             38.563         4,280
 106         FIC          Fair Isaac & Company, Inc.                             2.87%             40.000         4,240
  90         FISV         Fiserv, Inc.                                           2.85%             46.750         4,207
  96         GLC          Galileo International, Inc.                            2.83%             43.563         4,182
 117         HBOC         HBO & Company                                          2.54%             32.063         3,751
  99         PAYX         Paychex, Inc.                                          2.95%             44.000         4,356
  85         QTRN         Quintiles Transnational Corporation                    2.87%             49.938         4,245
  59         RTOKY        Rentokil Initial Plc (ADR)                             2.84%             71.230         4,203
 123         SVM          ServiceMaster Company                                  2.87%             34.438         4,236

             ELECTRONICS MANUFACTURING SERVICES
 103         SCI          SCI Systems, Inc.                                      2.88%             41.250         4,249
  96         SANM         Sanmina Corporation                                    2.84%             43.750         4,200
  89         SLR          Solectron Corporation                                  2.88%             47.875         4,261

             INFORMATION TECHNOLOGY SERVICES & SOFTWARE/YEAR 2000
 145         ANLY         Analysts International Corporation                     2.99%             30.500         4,423
 106         CBR          CIBER, Inc.                                            2.87%             40.000         4,240
  74         CATP         Cambridge Technology Partners, Inc.                    2.84%             56.625         4,190
  98         CHRZ         Computer Horizons Corporation                          2.84%             42.875         4,202
  65         CSC          Computer Sciences Corporation                          2.89%             65.625         4,266
  78         CPWR         Compuware Corporation                                  2.85%             54.000         4,212
 124         IMRS         Information Management Resources, Inc.                 2.88%             34.375         4,263
 115         JKHY         Jack Henry & Associates, Inc.                          2.91%             37.375         4,298
  71         KEA          Keane, Inc.                                            2.86%             59.625         4,233
 152         MAST         Mastech Corporation                                    2.76%             26.875         4,085
 107         MISI         Metro Information Services, Inc.                       2.91%             40.125         4,293
  84         PSFT         PeopleSoft, Inc.                                       2.82%             49.625         4,168
 106         SDS          SunGard Data Systems, Inc.                             2.84%             39.625         4,200

             STAFFING
 138         ASI          AccuStaff, Inc.                                        2.85%             30.563         4,218
 213         NRL          Norrell Corporation                                    2.84%             19.688         4,194
 118         ASGN         On Assignment, Inc.                                    2.85%             35.625         4,204
 219         PGA          Personnel Group of America, Inc.                       2.93%             19.750         4,325
  79         RHI          Robert Half International, Inc.                        2.87%             53.688         4,241
 141         ROMC         Romac International, Inc.                              2.85%             29.875         4,212
 124         STAF         StaffMark, Inc.                                        2.87%             34.250         4,247
                                                                                ______                         ________
                                Total Investments                                 100%                         $147,790
                                                                                ======                         ========
____________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on July 14, 1998.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $147,790. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $148,113 and $323, respectively.

                                                  Schedule of Investments

                                            ENERGY GROWTH TRUST, SERIES 4
                                                                   FT 259
  At the Opening of Business on the Initial Date of Deposit-July 15, 1998


                                                                                    Percentage     Market       Cost of
                                                                                    of Aggregate   Value        Equity
Number       Ticker Symbol and                                                      Offering       per          Securities
of Shares    Name of Issuer of Equity Securities (1)                                Price          Share        to Trust (2)
_________    _______________________________________                                ____________   ______       ____________
             OIL & GAS - DRILLING
 232         CDG        Cliffs Drilling Company                                       4%           $26.500      $  6,148
 168         DO         Diamond Offshore Drilling, Inc.                               4%            35.313         5,933
 370         ESV        ENSCO International Incorporated                              4%            15.938         5,897
 352         GLM        Global Marine, Inc.                                           4%            16.750         5,896
 319         NBR        Nabors Industries, Inc.                                       4%            18.500         5,901
 267         NE         Noble Drilling Corporation                                    4%            22.125         5,907
 299         FLC        R&B Falcon Corporation                                        4%            19.438         5,812
 138         RIG        Transocean Offshore, Inc.                                     4%            43.125         5,951

             OIL & GAS - EXPLORATION & PRODUCTION
 168         NBL        Noble Affiliates, Inc.                                        4%            35.000         5,880
 393         OEI        Ocean Energy, Inc.                                            4%            15.438         6,067

             OIL - FIELD SERVICES
 222         BJS        BJ Services Company                                           4%            26.125         5,800
 128         RON        Cooper Cameron Corporation                                    4%            46.625         5,968
 177         EVI        EVI Weatherford, Inc.                                         4%            34.125         6,040
 374         GLBL       Global Industries, Inc.                                       4%            15.313         5,727
 207         PGO        Petroleum Geo-Services ASA (ADR)                              4%            28.750         5,951
  88         SLB        Schlumberger Ltd.                                             4%            67.688         5,957
 187         TDW        Tidewater, Inc.                                               4%            31.750         5,937
 149         VTS        Veritas DGC, Inc.                                             4%            38.938         5,802

             OIL - INTEGRATED
  71         BP         The British Petroleum Company Plc (ADR)                       4%            84.688         6,013
  72         CHV        Chevron Corporation                                           4%            82.000         5,904
  88         E          ENI SpA (ADR)                                                 4%            67.063         5,902
  80         MOB        Mobil Corporation                                             4%            75.375         6,030
 113         RD         Royal Dutch Petroleum Company NV (3)                          4%            52.875         5,975
 102         TX         Texaco, Inc.                                                  4%            57.625         5,878
  95         TOT        Total SA (ADR)                                                4%            62.688         5,955
                                                                                  ______                        ________
                              Total Investments                                     100%                        $148,231
                                                                                  ======                        ========
____________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on July 14, 1998.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $148,231. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $148,423 and $192, respectively.

(3) This Equity Security represents the common stock of a foreign company which trades directly on a United States national securities exchange.

                                                  Schedule of Investments

                                FINANCIAL SERVICES GROWTH TRUST, SERIES 5
                                                                   FT 259
  At the Opening of Business on the Initial Date of Deposit-July 15, 1998


                                                                                    Percentage    Market      Cost of
Number                                                                              of Aggregate  Value       Equity
of          Ticker Symbol and                                                       Offering      per         Securities
Shares      Name of Issuer of Equity Securities (1)                                 Price         Share       to Trust (2)
______      _______________________________________                                 __________    ______      ___________
            BANK & THRIFTS
  81        ONE      Banc One Corporation                                           3.34%         $ 61.313     $  4,966
  86        BKB      BankBoston Corporation                                         3.34%           57.750        4,966
 141        COFI     Charter One Financial, Inc.                                    3.36%           35.438        4,997
  66        CMB      The Chase Manhattan Corporation (3)                            3.35%           75.500        4,983
  77        FTU      First Union Corporation                                        3.35%           64.813        4,991
  56        NB       NationsBank Corporation                                        3.31%           87.875        4,921
 275        SVRN     Sovereign Bancorp, Inc.                                        3.30%           17.875        4,916
 105        USB      U.S. Bancorp                                                   3.32%           47.063        4,942
 109        WAMU     Washington Mutual, Inc.                                        3.34%           45.625        4,973
  91        ZION     Zions Bancorporation                                           3.33%           54.500        4,959

            FINANCIAL SERVICES
  42        AXP      American Express Company                                       3.33%          117.875        4,951
  39        COF      Capital One Financial Corporation                              3.37%          128.563        5,014
  92        CCR      Countrywide Credit Industries, Inc.                            3.34%           54.125        4,979
  73        FNM      Fannie Mae                                                     3.35%           68.313        4,987
  97        FRE      Freddie Mac                                                    3.32%           50.938        4,941
  98        HI       Household International, Inc.                                  3.37%           51.250        5,023
 133        KRB      MBNA Corporation                                               3.36%           37.563        4,996
  70        TRV      Travelers Group, Inc.                                          3.34%           71.063        4,974

            INSURANCE
 137        AFL      AFLAC, Inc.                                                    3.39%           36.813        5,043
  97        ALL      Allstate Corporation                                           3.30%           50.688        4,917
  33        AIG      American International Group, Inc.                             3.36%          151.500        5,000
  56        CB       The Chubb Corporation                                          3.32%           88.250        4,942
  77        MTG      MGIC Investment Corporation                                    3.23%           62.500        4,812
  92        NFS      Nationwide Financial Services, Inc.                            3.32%           53.750        4,945
  81        SAI      SunAmerica, Inc.                                               3.34%           61.313        4,966

            INVESTMENT SERVICES
  99        BEN      Franklin Resources, Inc.                                       3.31%           49.750        4,925
  59        LEH      Lehman Brothers Holdings, Inc.                                 3.33%           83.938        4,952
  47        MER      Merrill Lynch & Company, Inc.                                  3.33%          105.313        4,950
  53        MWD      Morgan Stanley, Dean Witter, Discover and Company              3.36%           94.500        5,009
 118        TROW     T. Rowe Price Associates, Inc.                                 3.29%           41.500        4,897
                                                                                   ______                      _________
                           Total Investments                                         100%                      $148,837
                                                                                   ======                      =========
____________________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on July 14 and 15, 1998.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $148,837. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $149,035 and $198, respectively.

(3) The Chase Manhattan Corporation is the holding company for The Chase Manhattan Bank, the Trustee for the Trust.

Page 55
                                                  Schedule of Investments

                                    MARKET LEADERS GROWTH TRUST, SERIES 3
                                                                   FT 259
                                        At the Opening of Business on the
                                    Initial Date of Deposit-July 15, 1998


                                                                               Percentage        Market           Cost of
                                                                               of Aggregate      Value            Equity
Number      Ticker Symbol and                                                  Offering          per              Securities
of Shares   Name of Issuer of Equity Securities (1)                            Price             Share            to Trust (2)
_________   _______________________________________                            ____________      ______           _________
 159        AXP        American Express Company                                12.66%            $  117.875       $ 18,742
   7        BRK/B      Berkshire Hathaway, Inc. (Class B)                      12.15%             2,570.000         17,990
 212        KO         The Coca-Cola Company                                   12.59%                87.938         18,643
 464        DIS        The Walt Disney Company                                 12.50%                39.875         18,502
 365        FRE        Freddie Mac                                             12.56%                50.938         18,593
 301        G          The Gillette Company                                    12.45%                61.250         18,436
  31        WPO        The Washington Post Company (Class B)                   12.61%               602.000         18,662
  47        WFC        Wells Fargo & Company                                   12.48%               392.938         18,468
                                                                               ______                             _________
                             Total Investments                                   100%                             $148,036
                                                                               ======                             =========
_______________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on July 14, 1998.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $148,036. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $148,074 and $38, respectively.

Page 56
                                                  Schedule of Investments

                                    PHARMACEUTICAL GROWTH TRUST, SERIES 5
                                                                   FT 259
                                        At the Opening of Business on the
                                    Initial Date of Deposit-July 15, 1998


                                                                                   Percentage      Market       Cost of
 Number                                                                            of Aggregate    Value        Equity
 of           Ticker Symbol and                                                    Offering        per          Securities
 Shares       Name of Issuer of Equity Securities (1)                              Price           Share        to Trust (2)
 ______       _______________________________________                              ____________    ______       ___________
 132          ABT        Abbott Laboratories                                         4%            $ 45.000     $  5,940
  86          AMGN       Amgen, Inc.                                                 4%              69.938        6,015
 295          A          Astra AB (ADR)                                              4%              20.188        5,955
 109          BGEN       Biogen, Inc.                                                4%              53.938        5,879
  49          BMY        Bristol-Myers Squibb Company                                4%             122.750        6,015
 259          DURA       Dura Pharmaceuticals, Inc.                                  4%              22.500        5,828
  82          ELN        Elan Corporation Plc (ADR)                                  4%              72.125        5,914
  92          LLY        Eli Lilly and Company                                       4%              65.063        5,986
 230          GENZ       Genzyme Corporation                                         4%              25.500        5,865
  97          GLX        Glaxo Wellcome Plc (ADR)                                    4%              61.438        5,959
 138          ICN        ICN Pharmaceuticals, Inc.                                   4%              43.125        5,951
 218          IDPH       IDEC Pharmaceuticals Corporation                            4%              26.625        5,804
  80          JNJ        Johnson & Johnson                                           4%              74.250        5,940
 175          JMED       Jones Pharma, Inc.                                          4%              33.438        5,852
  43          MRK        Merck & Company, Inc.                                       4%             137.375        5,907
 172          MYL        Mylan Laboratories, Inc.                                    4%              34.375        5,912
  75          NVTSY      Novartis AG (ADR)                                           4%              80.700        6,053
  50          PFE        Pfizer, Inc.                                                4%             118.563        5,928
  60          ROHHY      Roche Holdings AG (ADR)                                     4%              99.490        5,969
  57          SGP        Schering-Plough Corporation                                 4%             103.688        5,910
  94          SBH        SmithKline Beecham Plc (ADR)                                4%              63.688        5,987
 175          TEVIY      Teva Pharmaceutical Industries Ltd. (ADR)                   4%              34.125        5,972
  76          WLA        Warner-Lambert Company                                      4%              78.750        5,985
 120          WPI        Watson Pharmaceuticals, Inc.                                4%              48.688        5,843
 141          ZEN        Zeneca Group Plc (ADR)                                      4%              42.125        5,940
                                                                                 ______                         _________
                               Total Investments                                   100%                         $148,309
                                                                                 ======                         =========
__________________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on July 14 and 15, 1998.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $148,309. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $148,648 and $339, respectively.

Page 57
                                                  Schedule of Investments

                                        TECHNOLOGY GROWTH TRUST, SERIES 8
                                                                   FT 259
                                        At the Opening of Business on the
                                    Initial Date of Deposit-July 15, 1998


                                                                                    Percentage     Market       Cost of
                                                                                    of Aggregate   Value        Equity
 Number       Ticker Symbol and                                                     Offering       per          Securities
 of Shares    Name of Issuer of Equity Securities (1)                               Price          Share        to Trust (2)
 _________    _____________________________________                                 ____________   ________     ____________
              COMPUTER & PERIPHERALS
 174          CPQ        Compaq Corporation                                           4%           $ 33.688     $  5,862
  55          DELL       Dell Computer Corporation                                    4%            107.375        5,906
 120          EMC        EMC Corporation                                              4%             48.875        5,865
  93          GTW        Gateway 2000, Inc.                                           4%             63.938        5,946
  99          HWP        Hewlett-Packard Company                                      4%             59.125        5,853
 127          SUNW       Sun Microsystems, Inc.                                       4%             46.125        5,858

              COMPUTER NETWORKING
 207          COMS       3Com Corporation                                             4%             28.688        5,938
 116          ASND       Ascend Communications, Inc.                                  4%             49.563        5,749
  62          CSCO       Cisco Systems, Inc.                                          4%             94.875        5,882

              SEMICONDUCTOR EQUIPMENT
 196          ASMLF      ASM Lithography Holdings N.V. (3)                            4%             30.063        5,892
 212          AMAT       Applied Materials, Inc.                                      4%             28.500        6,042
 231          KLAC       KLA-Tencor Corporation                                       4%             25.375        5,862

              SEMICONDUCTORS
 173          ALTR       Altera Corporation                                           4%             34.063        5,893
  73          INTC       Intel Corporation                                            4%             80.688        5,890
  87          LLTC       Linear Technology Corporation                                4%             68.500        5,960
 177          MXIM       Maxim Integrated Products, Inc.                              4%             33.563        5,941
 133          PMCS       PMC-Sierra, Inc. (3)                                         4%             46.125        6,135
  89          STM        STMicroelectronics N.V. (3)                                  4%             67.250        5,985

              SOFTWARE
 111          BMCS       BMC Software, Inc.                                           4%             54.438        6,043
 180          CHKPF      Check Point Software Technologies, Inc.                      4%             33.000        5,940
  51          MSFT       Microsoft Corporation                                        4%            116.500        5,941
 118          NETA       Network Associates, Inc.                                     4%             50.625        5,974
 228          ORCL       Oracle Corporation                                           4%             26.000        5,928
 118          PSFT       PeopleSoft, Inc.                                             4%             49.625        5,856
  29          SAPHY      SAP AG (ADR)                                                 4%            206.220        5,980
                                                                                  ______                        _________
                               Total Investments                                    100%                        $148,121
                                                                                  ======                        =========
____________

(1) All Equity Securities are represented by regular way contracts to purchase such Equity Securities for the performance of which an irrevocable letter of credit has been deposited with the Trustee. The contracts to purchase Equity Securities were entered into by the Sponsor on July 14 and 15, 1998.

(2) The cost of the Equity Securities to the Trust represents the aggregate underlying value with respect to the Equity Securities acquired (generally determined by the last sale prices of the listed Equity Securities and the ask prices of the over-the-counter traded Equity Securities on the business day preceding the Initial Date of Deposit). The valuation of the Equity Securities has been determined by the Evaluator, an affiliate of the Sponsor. The aggregate underlying value of the Equity Securities on the Initial Date of Deposit was $148,121. Cost and loss to Sponsor relating to the Equity Securities sold to the Trust were $148,491 and $370, respectively.

(3) This Equity Security represents the common stock of a foreign company which trades directly on a United States national securities exchange.

Page 58


                 This page is intentionally left blank.

Page 59

CONTENTS:

Summary of Essential Information:
    Business Services Growth Trust, Series 2              4
    Energy Growth Trust, Series 4                         4
    Financial Services Growth Trust, Series 5             4
    Market Leaders Growth Trust, Series 3                 5
    Pharmaceutical Growth Trust, Series 5                 5
    Technology Growth Trust, Series 8                     5
FT 259:
    What is the FT Series?                                8
    What are the Expenses and Charges?                   12
    What is the Federal Tax Status of Unit Holders?      13
    Are Investments in the Trusts Eligible for
      Retirement Plans?                                  17
Portfolio:
    What are the Equity Securities?                      17
        Risk Factors                                     17
    What are the Equity Securities Selected for:
        Business Services Growth Trust, Series 2?        26
        Energy Growth Trust, Series 4?                   28
        Financial Services Growth Trust, Series 5?       30
        Market Leaders Growth Trust, Series 3?           32
        Pharmaceutical Growth Trust, Series 5?           33
        Technology Growth Trust, Series 8?               35
    What are Some Additional Considerations for
       Investors?                                        37
Public Offering:
    How is the Public Offering Price Determined?         38
    How are Units Distributed?                           40
    What are the Sponsor's Profits?                      42
    Will There be a Secondary Market?                    42
Rights of Unit Holders:
    How is Evidence of Ownership Issued and Transferred? 43
    How are Income and Capital Distributed?              43
    What Reports will Unit Holders Receive?              44
    How May Units be Redeemed?                           44
    How May Units be Purchased by the Sponsor?           46
    How May Equity Securities be Removed from a Trust?   46
Information as to Sponsor, Trustee and Evaluator:
    Who is the Sponsor?                                  47
    Who is the Trustee?                                  47
    Limitations on Liabilities of Sponsor and Trustee    48
    Who is the Evaluator?                                48
Other Information:
    How May the Indenture be Amended or Terminated?      48
    Legal Opinions                                       49
    Experts                                              49
Report of Independent Auditors                           50
Statements of Net Assets:
    Business Services Growth Trust, Series 2             51
    Energy Growth Trust, Series 4                        51
    Financial Services Growth Trust, Series 5            51
    Market Leaders Growth Trust, Series 3                52
    Pharmaceutical Growth Trust, Series 5                52
    Technology Growth Trust, Series 8                    52
Schedules of Investments:
    Business Services Growth Trust, Series 2             53
    Energy Growth Trust, Series 4                        54
    Financial Services Growth Trust, Series 5            55
    Market Leaders Growth Trust, Series 3                56
    Pharmaceutical Growth Trust, Series 5                57
    Technology Growth Trust, Series 8                    58

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION.

THIS PROSPECTUS DOES NOT CONTAIN ALL THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENTS AND EXHIBITS RELATING THERETO, WHICH THE FUND HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS HEREBY MADE.

                    FIRST TRUST (registered trademark)

                Business Services Growth Trust, Series 2
                      Energy Growth Trust Series 4
                Financial Services Growth Trust, Series 5
                  Market Leaders Growth Trust, Series 3
                  Pharmaceutical Growth Trust, Series 5
                    Technology Growth Trust, Series 8

                          Nike Securities L.P.
                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank
                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520


                              July 15, 1998


                      PLEASE RETAIN THIS PROSPECTUS
                          FOR FUTURE REFERENCE

Page 60


               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Cross-Reference Sheet

     The Prospectus

     The signatures

     Exhibits

     Financial Data Schedule


                               S-1
                           SIGNATURES

     The Registrant, FT 259, hereby identifies The First Trust Special Situations Trust, Series 4 Great Lakes Growth and Treasury Trust, Series 1; The First Trust Special Situations Trust, Series 18 Wisconsin Growth and Treasury Securities Trust, Series 1; The First Trust Special Situations Trust, Series 69 Target Equity Trust Value Ten Series; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119 Target 5 Trust, Series 2 and Target 10 Trust,
Series 8; and The First Trust Special Situations Trust, Series 190 Biotechnology Growth Trust, Series 3 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 259, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on July 15, 1998.

                              FT 259

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                      Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

Robert D. Van Kampen Director of         )
                     Nike Securities     )
                     Corporation, the    )   July 15, 1998
                     General Partner of  )
                     Nike Securities L.P.)
                                         )
                                         )
David J. Allen       Director of         )  Robert M. Porcellino
                     Nike Securities     )   Attorney-in-Fact**
                     Corporation, the    )
                     General Partner of  )
                     Nike Securities L.P.)



       * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We  consent  to the reference to our firm under the  caption
"Experts" and to the use of our report dated July 15, 1998 in Amendment No. 1 to the Registration Statement (Form S-6) (File
No. 333-57417) and related Prospectus of FT 259.



                                               ERNST & YOUNG LLP


Chicago, Illinois
July 15, 1998


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1 Form of Trust Agreement for Series 259 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-5

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).



                               S-6